UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month July 2011
(Commission File No. 001-35193)
Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.______________.

Grifols, S.A.
TABLE OF CONTENTS

Item	Sequential Page Number

1. Press Release, dated July 28, 2011.	2
2. Relevant Event, dated July 28, 2011.	9

Sales in the United States and Canada, a new market resulting from the acquisition of Talecris, grow 70%
Grifols sales in the first half of 2011 increase 30.2% reaching 635.3 million Euros
▪	Grifols completes the acquisition of Talecris and initiates the integration process

▪	80% of the new Grifols’ sales are generated in international markets. It is expected sales in US and Canada will account for 60% of revenues in the medium term

▪	First step towards the realization of operating synergies: Grifols obtains FDA approval for the utilization of Fraction II+III of the Los Angeles plant (intermediate product) in the production of Gamunex®, Talecris’ IVIG

▪	Recurring[2] EBITDA increases by 8.8% and reaches 162.7 million Euros, representing 25.6% on sales.

▪	Net Recurring[2] profit up 12.4% to reach 76.4 million Euros[1]

▪	Net Financial Debt at lower levels than expected for the completion of the acquisition. Net Debt over Recurring[2] EBITDA stands at 4.4x compared to the expected level of 5.2x.

▪	Grifols average workforce exceeds 11,100 employees
Barcelona, July, 28 2011. — Grifols (MCE: GRF, MCE: GRF.P and NASDAQ:GRFS), third company worldwide in the plasma proteins industry, increased its sales by 30.2% in the first half of 2011 and reached 635.3 million Euros. This figure includes sales of Talecris in June 2011, first month to be consolidated within the group after the purchase became effective. Revenues on a pro-forma3 basis of Grifols and Talecris would have reached 1,139.0 million Euros between January and June 2011, which amounts to a 7.1% increase in relation to pro-forma revenues for the same period of 2010.
Considering Talecris’ contribution in the month of June, sales of the Bioscience division grew by 37.2% to reach 521.5 million Euros, representing 82.1% of the total turnover. Diagnostic increases its turnover by 4.4% to 56.8 million Euros and Hospital by 9.2% to 49.3 million Euros. Both divisions reduce their weight within the new group to 8.9% and 7.8% respectively. Considering Grifols and Talecris sales for the first half of year 2011 on a pro-forma3 basis, the Bioscience division would generate 90% of the total revenues, while Diagnostic would generate 5% and Hospital 4%, approximately.

1	Includes Talecris’ results for June 2011, first month consolidated

2	Excluding costs associated to the transaction of Talecris and non recurring costs

3	Pro-forma unaudited figures obtained from the consolidated statements of both companies for the 6 months period to 30 June 2011. Provided for guidance purposes only.

1

Sales volumes maintain its upward trend in all divisions despite the impact of the acquisition on the sales of the new Grifols not yet materialised in full. The results of the first half of 2011 anticipate changes in the relative weights of the different business areas with respect to the group revenues.
The acquisition further modifies the geographic mix of income. In the first half of 2011, 42% of sales have been generated in the US and Canada, a new significant market for the group, while 38.7% of sales were generate in Europe. Areas such as Australia gain prominence. In this respect, we note how over 80% of Grifols’ activities are generated outside of Spain, whose relative weight decreases to 19% as compared to 24.5% in the same period of 2010.
Considering the geographical fit of the markets of both companies prior to the integration, it is worth noting the significant growth of revenues from the US and Canada. During the first half of 2011, sales in these regions increased by 69.1% and exceeded 266 million Euros1. In Europe, sales increased by 10.4% and reached 246.1 million Euros1 as expected; with market share increases in Germany and Portugal significant growth in Australia.
The recurring2 EBITDA grew by 8.8% to 162.7 million Euros, representing 25.6% of sales
The effect of healthcare reforms that had not yet affected first half 2010 results, the negative contribution of prices to the performance of revenues and the impact of higher costs of raw materials (plasma), have all had a direct impact on the gross margin, which was 45% over sales1 .
The recurring2 EBITDA grew by 8.8% to 162.7 million Euros1, during the first half of 2011, representing 25.6% of sales.
Transaction costs related to the acquisition of Talecris and non recurring, impact the gross operating results of the period by over 65 million Euros, resulting in an EBITDA of 96.9 million Euros1.
Pro-forma3 results of Grifols and Talecris show how recurring2 EBITDA between January and June 2011 would have reached 305.6 million Euros, or 26.8% of sales, down by 2.7% with respect to the pro-forma gross operating result for the same period of 2010.
Subsequent to the closing of the first half of 2011, Grifols has obtained FDA approval for the utilization of Fraction II+III of the Los Angeles’ plant (intermediate product) in the purification of IVIG to obtain Talecris’ final product, Gamunex ®. This approval will enable to increase production with higher yield that will bring margin improvements in the medium term.
Financial expenses arising from the new financing structure
Financial expenses increased in the first six months of 2011 in line with expectations, reaching 55 million Euros1 .The increase from 25.8 million Euros in the fist half of 2010, is the result of new financing raised through syndicated loans and a new bond issued in 2011 to meet the cost of the acquisition of Talecris. It also includes previously capitalized costs related to the group’ s debt cancelled as a result of the purchase.

1	Includes Talecris’ results for June 2011, first month consolidated

2	Excluding costs associated to the transaction of Talecris and non recurring costs

3	Pro-forma unaudited figures obtained from the consolidated statements of both companies for the 6 months period to 30 June 2011. Provided for guidance purposes only.

2

Thus, Grifols’ recurring2 net profit increases by 12.4% to 76.4 million Euros1, which amounts to 12% of revenues. Considering the expenses relating to the acquisition, net profit for the first 6 months to June 2011 reached 19.3 million Euros1, representing 3% on sales.
Projected capital investment (CAPEX) maintained
Total consolidated assets as at June 2011 reached 5,344.2 million Euros, as compared to 1,889.0 million Euros reported at year end 2010.
Tangible fixed assets have increased by over 200 million Euros, as a result of the acquisition of Talecris assets, including the plasma fractionation plant, located in Clayton (North Carolina, USA) and several collection centers. In addition, Grifols has continued with the projected investment plan (CAPEX), allocating over 31 million Euros to the expansion and improvement of its production facilities, given that the investments planned for 2011 and 2012 are independent from the Talecris acquisition. Among the above, the start of the building works of a new fractionation plant in Parets del Vallès (Barcelona, Spain), which will have capacity to fractionate 1 million liters per year (expandable to 2 million); the investments undertaken in the new albumin production plant in Los Angeles (USA) and the completion in Barcelona, Spain, of the “ Grifols Academy” , a meeting point for advanced training on all processes related to plasma-derived products production.
The increase in intangible fixed assets mainly relates to the goodwill generated through the acquisition of Talecris for an estimated amount of 2,124 million Euros. At the time of publication, this is a provisional amount as there was not yet sufficient information to adequately allocate the purchase price among the various balance sheet items.
During the period, the Australian market performed worse than expected. As a result, an evaluation was carried out of the goodwill relating to investments in the country that triggered a 13 million Euros adjustment to its value. This resulted in a lower profit.
Net financial debt beats estimates
Grifols’ net financial debt stands at 2,595.3 million Euros at the end of the first half of 2011, 4.4x over recurring2 EBITDA, and lower than 5.2x expected at the closing of the transaction. In this respect, the projected increase in short term cash flows to reduce leverage in a swift manner is confirmed. Grifols estimates that the net financial debt to EBITDA ratio will return to levels previous to the purchase, once synergies have been achieved.
In addition, the geographic redistribution of sales following the acquisition will allow for an increase of the group’ s exposure to countries with shorter collection periods, and it is anticipated that this will contribute to gradually optimizing the short term financing needs and to improve working capital.
Inventory levels have decrease moderately during the first half of 2011 as a result of measures implemented by Grifols. This trend, which started in the first quarter of 2011, will be reinforced along the year as a result of the acquisition of Talecris.

1	Includes Talecris’ results for June 2011, first month consolidated

2	Excluding costs associated to the transaction of Talecris and non recurring costs

3	Pro-forma unaudited figures obtained from the consolidated statements of both companies for the 6 months period to 30 June 2011. Provided for guidance purposes only.

3

New financing structure
(Millions of US dollars)

Senior secured debt	Amount	Term	Conditions
Tranche A	$1,500	5 years	3.75% / 4.00%
Tranche B	$1,600	6 years	4.25% / 4.50%
Revolving credit facility	$300	—	3.75% / 4.00%

Total	$3,400

Senior unsecured debt	Amount	Term	Conditions
Corporate bond issue	$1,100	7 years	8.25%
Grifols’ net equity doubles
The acquisition of Talecris has entailed a significant increase of the group’ s equity, as a result of the issue of new non-voting shares (Class B) of Grifols to cover the non-cash consideration portion. As at June 2011, Grifols’ net equity amounts to 1,513.6 million Euros that compared to the 707.4 million Euros reported at year end 2010, shows an increase exceeding 806 million Euros.
As a result of the new share issue, and in addition to increasing the share capital of the company, the share premium has also increased by 768.5 million Euros, reaching 890.3 million Euros. Grifols shareholders approved at the Annual Shareholders Meeting the allocation to reserves of 2010 net profit in its entirety thus increasing Equity funds by 115.5 million Euros.
As at 2011, the share capital of the company was 114.91 million Euros, represented by 213,064,899 ordinary shares (Class A) and 83,822,688 non-voting shares (Class B).
Favorable evolution in all divisions
The operating results obtained by the group1 witness to the positive evolution of sales in all divisions, and confirm Grifols’ leadership in the plasma proteins industry, as the third company by sales volume worldwide. The integration plan currently underway will help to obtain the anticipated synergies, on the basis of cost optimization and increased efficiency in all stages of the production processes. Grifols consolidates its basis for future growth by maintaining its internationalization, product diversification, promoting R+D and planning investments as strategic management pillars.
Sales of the Bioscience division, including June 2011 Talecris’ sales, increased by 37.2% to 521.5 million Euros. The increase in sales volumes of plasma-derived products has been the main driver of the division’ s growth, with a negative impact of prices in some countries. In addition the portfolio of available plasma-derived products is expanded with new trade references, which are maintained to meet the specific needs of patients and healthcare professionals in the various markets.

1	Includes Talecris’ results for June 2011, first month consolidated

2	Excluding costs associated to the transaction of Talecris and non recurring costs

3	Pro-forma unaudited figures obtained from the consolidated statements of both companies for the 6 months period to 30 June 2011. Provided for guidance purposes only.

4

By products, the sales of intravenous immunoglobulin (IVIG) should be highlighted, boosted by significant increases in the US, Asia-Pacific and Australia among others. Similarly, sales of factor VIII and albumin increased, with relevant growths posted by countries, such as Germany, Chile, and Argentina. In global terms, Australia and Canada join in as important generators of plasma-derived products demand from Grifols, whereas in terms of products, sales of alpha -1 antitrypsin gain prominence.
The recent acquisition will allow Grifols to significantly expand its fractionation installed capacity. Following completion of the transaction, the group has 4 facilities available in the United States and in Spain, allowing for the fractionation of a maximum of 8.5 million liters of plasma per year in aggregate. Furthermore, Grifols has become the world leader in terms of plasma collection capacity. It currently has 147 plasma collection centers in the United States, from which it can obtain over 6.5 million liters of plasma per year, thus maximizing and ensuring self-sufficient supply of raw materials necessary to produce plasma-derived protein therapies.
Diagnostic (8.9% of sales1) increases its turnover by 4.4% to 56.8 million Euros. Significant are the increases in the blood bank (10.1%); pathogen inactivation (28.4%); and new technologies (20.4%) areas. This division counts with an international footprint as well as multiple potential growth paths. With this objective in mind, Grifols has grouped the areas of Immunohemathology and Blood Bank in the so-called Transfusion Medicine area.
Revenues from the Hospital division (7.8% of turnover1) have increased by 9.2% until June 2011, reaching 49.2 million Euros. The increase in sales of I.V. therapies (13.4%), medical devices (10.7%) and hospital logistics area (7.8%) in an environment of budgetary contention on the part of hospitals, have been driving factors for the good performance of revenues. In addition, we should highlight the international and the geographical diversification strategy initiated for the division through 3rd party agreements. Among these, a 5 year period agreement with CareFusion, a global leader in medical technology, to distribute the BlisPack® system throughout several countries of Europe, Middle East, Africa and Asia. The BlisPack® is a device designed by Grifols to automate blister cutting, and identify drugs for hospital use by electronic means.
Main results of Grifols in the first half of 2011 (data in million Euros)

Million Euros	H1 — 2011[1]	H1 — 2010	% var
Total revenues	635.3	487.8	+30.2%
Bioscience Division	521.5	380.1	+37.2%
Diagnostic Division	56.8	54.4	+4.4%
Hospital Division	49.3	45.1	+9.2%
Raw Materials & Others Division	7.7	8.1	-5.9%
Recurring EBITDA[2]	162.7	149.6	+8.8%
% on sales	25.6%	30.7%
Recurring Net profit[2]	76.4	67.9	+12.4%
% on sales	12.0%	13.9%
EBITDA	96.9	147.6	-34.4%
% on sales	15.2%	30.2%
Net profit	19.3	66.4	-71.0%
% on sales	3.0%	13.6%

1	Includes Talecris’ results for June 2011, first month consolidated

2	Excluding costs associated to the transaction of Talecris and non recurring costs

3	Pro-forma unaudited figures obtained from the consolidated statements of both companies for the 6 months period to 30 June 2011. Provided for guidance purposes only.

5

Main pro-forma results3 in the first half of 2011
(data in million Euros)

Million Euros	H1 — 2011[3]	H1 — 2010	% var
Total revenues	1,139.0	1,063.5	+7.1%
Recurring EBITDA[2]	305.6	314.1	-2.7%
% on sales	26.8%	29.5%
Recurring Net Profit[2]	151.9	146.5	3.6%
% on sales	13.3%	13.8%
Second quarter of 2011 highlights
Grifols successfully completes the purchase of Talecris
On 2 June 2011, Grifols concluded the acquisition of 100% of Talecris shares, becoming the third producer of plasma derivatives worldwide by sales volumes.
First step towards the realization of operating synergies: Grifols has obtained FDA approval for the utilization of an intermediate product in the production of Gamunex®
Subsequent to the closing of the first half of 2011, Grifols has obtained FDA approval for the utilization of the Fraction II+III of the Los Angeles’ plant (intermediate product) in the purification of IVIG to obtain Talecris’ final product, Gamunex®. This approval is an important step towards achieving the operating synergies designed by the group, in particular those relating to cost optimization of raw materials, as it will enable to increase the yield per liter of plasma utilized in the medium term.
Grifols non-voting shares listed in NASDAQ and in the Spanish market
From June 2011, Grifols non-voting shares (Class B) are listed in the Spanish stock exchange (GRF.P) and in NASDAQ (GRFS) via ADS’ s (American Depositary Shares). Since 2006, Grifols’ ordinary stock (Class A) is listed in the Spanish stock exchange, and since 2008 it is part of the Ibex-35 index (GRF).
Grifols starts the integration process
Grifols has already defined its new operations steering committee for the US operations, through which the integration process will be fostered. Grifols has also set up several task forces with a view to assessing and combining the best expertise and implement the best practices.
Research as a commitment
In the first half of 2011 Grifols’ investments in R+D, including the technical area, exceeded 30 million Euros, 4,7% of revenues obtained, and doubling the amount allocated to research in the first half of 2010. This emphasizes the commitment of the new group with scientific development and society. Grifols features a significant portfolio of R+D projects and has the necessary resources to ensure the group’ s continuing research activity in the long term. Furthermore, the group has announced that it will foster research in other fields with projection of future, such as advanced therapies through Gri-cel.

1	Includes Talecris’ results for June 2011, first month consolidated

2	Excluding costs associated to the transaction of Talecris and non recurring costs

3	Pro-forma unaudited figures obtained from the consolidated statements of both companies for the 6 months period to 30 June 2011. Provided for guidance purposes only.

6

About Grifols
Grifols, with presence in more than 90 countries, is a global pharmaceutical company specializing in the Hemotherapy sector, the medical discipline that treats disease using blood components. The company’ s class A shares have been listed on the Spanish Stock Exchange (MCE: GRF) since 2006 and have been part of the Ibex-35 since 2008. In 2011, the company listed non-voting class B shares on the Mercado Continuo (MCE: GRF.P) and in NASDAQ-United States via ADRs (NASDAQ: GRFS).
Grifols is the third company worldwide in plasma protein therapies, in terms of capacity after the recent purchase of Talecris, with a balanced and diversified range of products. In upcoming years, the company will strengthen its leadership in the industry as a vertically integrated company, as a result of on-going investment plans. Grifols is the world leader in plasma collection with 147 plasma donor centres in the United States to ensure a continued and reliable supply of human plasma for the production of plasma therapies. In terms of production capacity (fractionation), Grifols owns and operates several plants in Spain and the United States that allow it to respond to the growing market demand. Grifols’ sustained growth will be supported by a strong presence in the United States, Canada and Europe, where upcoming sales are expected to represent 53%, 7% and 26%, respectively.
DISCLAIMER
The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law.
This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.

1	Includes Talecris’ results for June 2011, first month consolidated

2	Excluding costs associated to the transaction of Talecris and non recurring costs

3	Pro-forma unaudited figures obtained from the consolidated statements of both companies for the 6 months period to 30 June 2011. Provided for guidance purposes only.

7

GRIFOLS, S.A. and Subsidiaries
Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
This is a translation of a SPANISH language announcement
filed with the CNMV. In case of discrepancies, the Spanish
version will prevail

GRIFOLS, S.A. and Subsidiaries
Notes to Condensed Consolidated Interim Financial Statements for the
six month period ended 30 June 2011
CONTENTS
•	Condensed Consolidated Interim Financial Statements
▪	Balance Sheet

▪	Income Statement

▪	Consolidated Comprehensive Income Statement

▪	Statement of Cash Flows

▪	Statement of Changes in Net Equity
•	Notes to Condensed Consolidated Interim Financial Statements
(1)	General Information

(2)	Basis of Presentation and Accounting Principles Applied

(3)	Changes in the composition of the Group

(4)	Financial Risk Management Policy

(5)	Segment Reporting

(6)	Goodwill

(7)	Other Intangible Assets and Property, Plant and Equipment

(8)	Trade Receivables

(9)	Other current assets

(10)	Cash and Cash equivalents

(11)	Capital and Reserves

(12)	Financial Liabilities

(13)	Financial Income and Expenses

(14)	Income Tax

(15)	Average Workforce

(16)	Discontinued Operation

(17)	Commitments and Contingencies

(18)	Related Parties

(19)	Subsequent Events

I

GRIFOLS, S.A. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
at 30 June 2011 and 31 December 2010

Assets	30/06/11	31/12/10
	(unaudited)
	(expressed in thousands of euros)
Non-current assets
Intangible assets
Goodwill (note 6)	2,281,696	189,448
Other intangible assets (note 7)	128,474	78,299

Total intangible assets	2,410,170	267,747
Property, plant and equipment (note 7)	639,735	434,131
Investments in equity accounted investees	3,546	598
Non-current financial assets (note 12)	41,667	7,535
Deferred tax assets	139,435	34,889

Total non-current assets	3,234,553	744,900

Current assets
Inventories	997,826	527,865
Trade and other receivables
Trade receivables (note 8)	405,450	224,355
Other receivables	48,971	44,032
Current income tax assets	41,029	14,607

Trade and other receivables	495,450	282,994
Other current financial assets	19,254	12,946
Other current assets (note 9)	13,344	80,628
Cash and cash equivalents (note 10)	583,792	239,649

Total current assets	2,109,666	1,144,082

Total assets	5,344,219	1,888,982

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
at 30 June 2011 and 31 December 2010

Equity and liabilities	30/06/11	31/12/10
	(unaudited)
	(expressed in thousands of euros)
Equity
Share capital (note 11)	114,914	106,532
Share premium (note 11)	890,355	121,802
Reserves (note 11)
Accumulated gains	519,788	350,543
Other reserves	49,894	53,061

Total reserves	569,682	403,604
Own shares (note 11)	(1,927)	(1,927)
Profit for the period / year attributable to the Parent	19,269	115,513

Total	1,592,293	745,524
Available-for-sale financial assets	(575)	—
Cash flow hedges	(2,331)	(1,751)
Translation differences	(88,734)	(50,733)

Other comprehensive income	(91,640)	(52,484)

Equity attributable to the Parent	1,500,653	693,040
Non-controlling interests	12,941	14,350

Total equity	1,513,594	707,390

Liabilities
Non-current liabilities
Grants	1,815	2,088
Provisions	10,461	1,378
Non-current financial liabilities
Loans and borrowings, bonds and other marketable securities	2,642,944	665,385
Other financial liabilities	72,400	10,474

Total non-current financial liabilities (note 12)	2,715,344	675,859
Deferred tax liabilities	140,075	79,141

Total non-current liabilities	2,867,695	758,466
Current liabilities
Provisions	35,828	4,365
Current financial liabilities
Loans and borrowings, bonds and other marketable securities	507,374	191,635
Other financial liabilities	17,336	18,236

Total current financial liabilities (note 12)	524,710	209,871
Debts with associates	2,352	1,162
Trade and other payables
Suppliers	266,393	160,678
Other payables	25,618	11,928
Current income tax liabilities	27,227	4,172

Total trade and other payables	319,238	176,778
Other current liabilities	80,802	30,950

Total current liabilities	962,930	423,126

Total liabilities	3,830,625	1,181,592

Total equity and liabilities	5,344,219	1,888,982

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES
Condensed Consolidated Income Statements
for the Six Month Period Ended 30 June 2011 and 2010

	30/06/11	30/06/10
	(unaudited)
	(expressed in thousands of euros)
Continuing Operations
Revenues (note 5)	635,341	487,809
Changes in inventories of finished goods and work in progress	2,757	41,209
Self-constructed non-current assets	32,346	16,051
Supplies	(175,142)	(157,107)
Other operating income	1,009	631
Personnel expenses	(183,727)	(141,972)
Other operating expenses	(155,532)	(98,279)
Amortisation and depreciation (note 7)	(28,156)	(21,434)
Transaction costs of Talecris business combination (note 3 & 9)	(38,607)	(2,019)
Non-financial and other capital grants	742	550
Impairment and gains/(losses) on disposal of fixed assets (notes 6 & 7)	(22,302)	681

Results from operating activities	68,729	126,120

Finance income	1,761	2,179
Finance expenses (notes 8 & 13)	(55,546)	(25,285)
Change in fair value of financial instruments (note 13)	13,945	(15,404)
Exchange gains / (losses)	(2,122)	1,970

Finance expense	(41,962)	(36,540)

Share of loss of equity accounted investees	(807)	(728)

Profit before income tax	25,960	88,852

Income tax expense (note 14)	(7,347)	(23,022)

Consolidated profit for the period	18,613	65,830

Profit attributable to equity holders of the Parent	19,269	66,408
Loss attributable to non-controlling interests	(656)	(578)
Basic earnings per share (Euros)	0.09	0.31
Diluted earnings per share (Euros)	0.09	0.31
The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES
Condensed Consolidated Statement of Comprehensive Income
for the Six Month Period Ended 30 June 2011 and 2010

	30/06/11	30/06/10
	(unaudited)
	(expressed in thousands of euros)
Consolidated profit for the period	18,613	65,830

Other comprehensive income

Income and expenses generated during the period
Measurement of financial instruments	(575)	0
Available-for-sale financial assets	(822)	0
Tax effect	247	0

Cash flow hedges	(2,331)	0
Cash flow hedges	(3,829)	0
Tax effect	1,498	0
Translation differences	(38,541)	74,874

Income and expenses generated during the period	(41,447)	74,874

Income and expense recognised in the income statement:
Cash flow hedges	1,751	99
Cash flow hedges	2,870	159
Tax effect	(1,119)	(60)

Income and expense recognised in the income statement:	1,751	99

Other comprehensive income and expenses for the period	(39,697)	74,973

Total comprehensive income and expenses for the period	(21,083)	140,803

Total comprehensive income / (losses) attributable to the Parent	(19,887)	139,935
Total comprehensive income / (losses) attributable to non-controlling interests	(1,196)	868

Total comprehensive income for the period	(21,083)	140,803

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES
Condensed Consolidated Statement of Cash Flows
for the Six Month Period Ended 30 June 2011 and 2010

	30/06/11	30/06/10
	(unaudited)
	(expressed in thousands of euros)
Cash flows from operating activities
Profit before tax	25,960	88,852
Adjustments for:	92,638	53,782
Amortisation and depreciation	28,156	21,434
Other adjustments:	64,482	32,348
Losses on equity accounted investments	807	728
Exchange differences	2,122	(1,970)
Net provision charges	14,454	129
(Profit) / loss on disposal of fixed assets	9,416	(681)
Government grants taken to income	(742)	(550)
Finance expense / income	37,130	33,386
Other adjustments	1,295	1,306
Changes in capital and assets	(65,159)	13,700
Change in inventories	752	(11,982)
Change in trade and other receivables	(66,961)	20,239
Change in current financial assets and other current assets	(451)	(3,875)
Change in current trade and other payables	1,501	9,318
Other cash flows from operating activities	(36,745)	(34,465)
Interest paid	(34,021)	(19,801)
Interest recovered	999	3,861
Income tax recovered	(3,723)	(18,525)
Net cash from operating activities	16,694	121,869
Cash flows from investing activities
Payments for investments	(1,669,390)	(56,997)
Group companies and business units (note 3)	(1,615,417)	(3,727)
Property, plant and equipment and intangible assets	(52,838)	(49,151)
Property, plant and equipment	(42,841)	(43,146)
Intangible assets	(9,997)	(6,005)
Other financial assets	(1,135)	(4,119)
Proceeds from the sale of property, plant and equipment	69,151	2,863
Property, plant and equipment	69,151	2,863
Net cash used in investing activities	(1,600,239)	(54,134)
Cash flows from financing activities
Proceeds from and payments for equity instruments	(2,264)	(1,250)
Issue	(2,264)	(1,250)
Proceeds from and payments for financial liability instruments	2,235,339	(8,671)
Issue	2,982,877	51,067
Redemption and repayment	(747,538)	(59,738)
Dividends and interest on other equity instruments paid	0	(53)
Other cash flows from financing activities	(287,203)	323
Transaction costs of financial instruments issued in the acquisition of Talecris	(287,550)	0
Other amounts received from financing activities	347	323
Net cash from / (used in) financing activities	1,945,872	(9,651)
Effect of exchange rate fluctuations on cash	(18,184)	42,684
Net increase in cash and cash equivalents	344,143	100,768
Cash and cash equivalents at beginning of the period	239,649	249,372
Cash and cash equivalents at end of period	583,792	350,140
The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES
Condensed Statement of Changes in Consolidated Equity
for the Six Month Period Ended 30 June 2011

	Attributable to equity holders of the Parent
							Other comprehensive income
									Available-for	Equity
				Profit attributable					sale	attributable
	Share	Share		to	Interim	Own	Translation	Cash flow	financial	to	Non-controlling
	capital	premium	Reserves (*)	Parent	dividend	Shares	differences	hedges	assets	Parent	interests	Equity
	(unaudited)
	(expressed in thousands of euros)

Balances at 31 December 2009	106,532	121,802	314,903	147,972	(31,960)	(677)	(90,253)	(1,948)	0	566,371	12,157	578,528

Translation differences	—	—	—	—	—	—	73,428	—	—	73,428	1,446	74,874
Cash flow hedges	—	—	—	—	—	—	—	99	—	99	—	99

Other comprehensive income for the period	0	0	0	0	0	0	73,428	99	0	73,527	1,446	74,973

Profit/(loss) for the period	—	—	—	66,408	—	—	—	—	—	66,408	(578)	65,830

Total comprehensive income for the period	0	0	0	66,408	0	0	73,428	99	0	139,935	868	140,803

Operations with own shares	—	—	—	—	—	(1,250)	—	—	—	(1,250)	—	(1,250)
Other changes	—	—	1	—	—	—	—	—	—	1	—	1

Distribution of 2009 profit
Reserves	—	—	88,783	(88,783)	—	—	—	—	—	0	—	0
Dividends	—	—	—	(27,229)	—	—	—	—	—	(27,229)	(53)	(27,282)
Interim dividend	—	—	—	(31,960)	31,960	—	—	—	—	0	—	0

Operations with equity holders or owners	0	0	88,784	(147,972)	31,960	(1,250)	0	0	0	(28,478)	(53)	(28,531)

Balances at 30 June 2010	106,532	121,802	403,687	66,408	0	(1,927)	(16,825)	(1,849)	0	677,828	12,972	690,800

Balances at 31 December 2010	106,532	121,802	403,604	115,513	0	(1,927)	(50,733)	(1,751)	0	693,040	14,350	707,390

Translation differences	—	—	—	—	—	—	(38,001)		—	(38,001)	(540)	(38,541)
Cash flow hedges	—	—	—	—	—	—	—	(580)	—	(580)	—	(580)
Available-for-sale financial assets Gains/(losses)	—	—	—	—	—	—	—	—	(575)	(575)	—	(575)

Other comprehensive income for the period	0	0	0	0	0	0	(38,001)	(580)	(575)	(39,156)	(540)	(39,696)
Profit/(loss) for the period	—	—	—	19,269	—	—	—	—	—	19,269	(656)	18,613

Total comprehensive income for the period	0	0	0	19,269	0	0	(38,001)	(580)	(575)	(19,887)	(1,196)	(21,083)

Other changes	—	—	(35)	—	—	—	—	—	—	(35)	(213)	(248)
Capital Increase (note 11)	8,382	768,553	(2,264)	—	—	—	—	—	—	774,671	—	774,671
Other movements (note 11)	—	—	52,864	—	—	—	—	—	—	52,864	—	52,864
Distribution of 2010 profit
Reserves	—	—	115,513	(115,513)	—	—	—	—	—	0	—	0

Operations with equity holders or owners	8,382	768,553	166,078	(115,513)	0	0	0	0	0	827,500	(213)	827,287

Balance at 30 June 2011	114,914	890,355	569,682	19,269	0	(1,927)	(88,734)	(2,331)	(575)	1,500,653	12,941	1,513,594

(*) Reserves include accumulated earnings and other reserves
The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
(1) General Information
Grifols, S.A (hereinafter, the Company or the Parent Company) was founded in Spain on 22 June 1987 as a limited liability company for an indefinite period of time. Its registered and fiscal address is in Barcelona (Spain). The Company’s statutory activity is the provision of corporate administrative, management and control services and investment in real and personal property. Its main activity consists on the provision of corporate administrative, management and control services to its subsidiaries.
All the Company’s shares are listed in the Barcelona, Madrid, Valencia, and Bilbao stock exchanges and on the Spanish electronic market. Class B shares issued in May 2011, began quotation on the NASDAQ (United States) and on the Automated Quotation System in Spain on 2 June 2011 (see note 11).
Grifols, S.A. is the parent company of a Group (hereinafter the Group) which acts on an integrated basis under a common management and whose main activity is the procurement, manufacture, preparation, and sale of therapeutic products, particularly haemoderivatives.
The main manufacturing facilities of the Spanish companies of the Group are located in Barcelona, Parets del Valles (Barcelona) and Torres de Cotillas (Murcia), while those of the North American companies are located in Los Angeles (California, USA), Clayton (North Carolina, USA) and Melville (New York, USA).
(2) Basis of Presentation and Accounting Principles Applied
The abridged consolidated interim financial statements for the six-month period ended at 30 June 2011 (hereinafter interim financial statements) have been prepared in accordance with the International Financial Reporting Standards adopted by the European Union (hereinafter IFRS-EU), pursuant to the (CE) regulation number 1606/2002 of the European Parliament, and specifically, with that provided by the guidelines of International Accounting Standard (hereinafter IAS) 34 on Interim Financial Reporting and in accordance with Section 12 of Royal Decree 1362/2007.
These interim financial statements have been prepared under the assumption that any one reading theses statements will also have access to the Consolidated Annual Accounts of the Group for fiscal year 2010, prepared in accordance with the International Financial Reporting Standards (IFRS-EU) by the Board of Directors on 21 February 2011 and approved on the Annual General Meeting of the Parent Company on 24 May 2011. Consequently, it has not been necessary to repeat or to update the notes included in the aforementioned Consolidated Annual Accounts. Instead, the selected attached notes include a description of the events or variations that may be pertinent in order to explain the changes in the Group’s financial situation and consolidated earnings since 31 December 2010.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
Accordingly, for a proper understanding of the information included in these interim financial statements, it is necessary to read these jointly with the Group’s Consolidated Annual Accounts for fiscal year 2010.
These interim financial statements have been prepared by the Board of Directors at a meeting held on 21 July 2011.
The figures in these interim financial statements are expressed in thousand Euros.
The interim financial statements of Grupo Grifols for the first six months of 2011 have been prepared based on the accounting records kept by Grifols and by the other Group companies.
These interim financial statements reflect a true and accurate image of the Group’s equity and financial situation at 30 June 2011, as well as of the results of its operations, its global income statements, and variations in net equity and cash flows during the six-month period ended on the above-mentioned date.
Accounting principles and basis of consolidation applied
The accounting principles and basis of consolidation applied in the preparation of these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2010.
In addition, the following standards that entered into force in 2011 have, accordingly, been taken into account for the preparation of these condensed consolidated interim financial statements:
-	IAS 24 Revised Related Party Disclosures (effective date: 1 January 2011).

-	Amendment to IFRIC 14: Prepayment of a minimum funding requirement (effective date: 1 January 2011).

-	IFRS 7 Amendments resulting from May 2010 Annual Improvements (effective date: 1 January 2011).

-	Amendment to IFRIC 13 Customer Loyalty Programmes (effective date: 1 January 2011).

-	IAS 34 Amendments resulting from May 2010 Annual Improvements (effective date: 1 January 2011).

-	IAS 1 Amendments resulting from May 2010 Annual Improvements (effective date: 1 January 2011).
The application of these standards has not had a significant impact on the Group’s condensed consolidated interim financial statements or has not been applicable.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
The European Union also issued the following standards that are effective for reporting periods beginning after 1 July 2011:
-	Amendment to IAS 12 Deferred tax: recovery of underlying assets (effective date: 1 January 2012)

-	Amendment to IFRS 1 Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters (effective date: 1 July 2011)

-	Amendment to IFRS 7 Financial Instrument: Disclosures — Transfer of Financial Assets (effective date: 1 July 2011)

-	IFRS 9 Financial instruments (effective date: 1 January 2013)

-	IFRS 10 Consolidated Financial Statements (effective date: 1 January 2013)

-	IFRS 11 Joint Arrangements (effective date: 1 January 2013)

-	IFRS 12 Disclosures of Interests in Other Entities (effective date: 1 January 2013)

-	IFRS 13 Fair Value Measurement (effective date: 1 January 2013)

-	IAS 27 Separate Financial Statements (effective date: 1 January 2013)

-	IAS 28 Investments in Associates and Joint Ventures (effective date: 1 January 2013)

-	IAS 19 Employee Benefits (effective date: 1 January 2013)
The Group has not applied any of the standards or interpretations issued prior to their effective date. The Company’s directors do not expect that any of the above amendments will have a significant effect on the consolidated financial statements.
Responsibility regarding information, estimates, hypotheses, and relevant judgments in the application of accounting policies
The information contained in these condensed consolidated interim financial statements for the six month period ended 30 June 2011 is the responsibility of the Directors of the Parent Company. The preparation of condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
These estimates are made based on the best information available and refer to:
-	The corporate tax expense which, according to IAS 34, is recognised in interim periods based on the best estimate of the average tax rate that the Group expects for the annual period.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
-	The useful lives of property, plant, and equipment and intangible assets.

-	Measurement of assets and goodwill to determine any related impairment losses.

-	Evaluation of the capitalisation of development costs.

-	Evaluation of provisions and contingencies.

-	The assumptions used for calculation of the fair value of financial instruments.

-	Evaluation of the effectiveness of hedging.

-	Evaluation of the nature of leases (operating or financial).
The estimates, hypotheses and relevant judgements used in the preparation of these condensed consolidated interim financial statements do not differ from those applied in the preparation of the consolidated financial statements as at and for the year ended 31 December 2010.
Seasonality of transactions during this period
Given the nature of the activities conducted by the Group, there are no factors that determine any significant seasonality in the Group’s operations that could affect the interpretation of these condensed consolidated interim financial statements for the six months period ended 30 June 2011 in comparison with the financial statements for a full fiscal year.
Relative importance
When determining the information to be disclosed in these Notes, in accordance with IAS 34, the relative importance in relation to these condensed consolidated interim financial statements has been taken into account.
(3) Changes in the composition of the Group
For the preparation of its condensed consolidated interim financial statements, the Group has included its investments in all subsidiaries, associates and joint ventures. Note 1 (b) of the consolidated financial statements as at 31 December 2010 lists the subsidiaries, associates and joint ventures in which Grifols, S.A. holds a direct or indirect stake and that were included in the scope of consolidation at that date.
The main variations in the scope of consolidation during the interim period ended 30 June 2011 are detailed below:

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
Talecris Biotherapeutics Holdings Corp. and subsidiaries
On 2 June 2011 the Group acquired 100% of the share capital of the American company Talecris Biotherapeutics Holdings Corp. (hereinafter Talecris), which also specialises in the production of plasma-derived biological medication, for a total of Euros 2,593 million (US Dollars 3,736 million).
The operation was performed through a combined offer of cash and a new issue of Grifols non-voting shares (hereinafter Class B shares) (see note 11).
The offer was made in relation to all Talecris shares and the price offered per share amounted to US Dollars 19 in cash (totaling US Dollar 2,541 million) and 0.641 Grifols’s Class B shares for each Talecris share issued held by Talecris LLC and directors of Talecris and 0.6485 Grifols’s Class B shares for each Talecris share issued (totaling US Dollar 1,195 million).
On 2 May 2011, the Group signed a “Consent Agreement” with the Staff of the Bureau of Competition of the US Federal Trade Commission (FTC) by means of which the conditions for the merger transaction between both companies were agreed.
To satisfy the Consent Agreement conditions, the Group has signed agreements for the sale of assets and entered into certain commercial, lease and manufacturing agreements with the Italian company Kedrion, for up to seven years.
These agreements refer to the following areas:
-	Kedrion and Grifols entered into a contract manufacturing agreement to fractionate and purify Kedrion’s plasma to deliver IVIG and Albumin under Kedrion’s private label, and Factor VIII under the trade name Koate, all of them for sale only in the United States.

-	Grifols is committed to sell to Kedrion the Melville fractionation facility. Grifols lease from Kedrion the Melville fractionation facility being the lease term 3 years with an optional extension of up to 1 year at Grifols request.

-	Grifols transfer to Kedrion all Koate (factor VIII) technology and commercial agreements for the US market. Grifols will produce Koate for Kedrion up to a period of 7 years.

-	Grifols is committed to sell to Kedrion two plasma collection centers. In addition Grifols committed to sell 200.000 liters of source plasma to Kedrion at a fixed price.

-	Grifols authorizes Kedrion to market and sell in the US, IVIG and albumin manufactured by Grifols for Kedrion.
These conditions established in the Consent Agreement have been executed on 3 June 2011.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
At the date of publication of these Consolidated Interim Financial Statements, taking into account that the transaction is recent and not all the information necessary to adequately determine the fair value of the assets, liabilities and contingent liabilities, the Group has not made any fair value adjustments to book values of Talecris at acquisitions date, prepared under IFRS. The areas under analysis are mainly tangible and intangible assets, acquired in-process research and development, customer relationships, developed and core technology, intellectual property, patents and trade names and contingent liabilities.
Details of the aggregate business combination cost and provisional fair value of the net assets acquired and provisional goodwill at the acquisition date (or excess of the cost of the business combination over the fair value of identifiable net assets acquired) follows. The values shown in the below table should therefore be considered as provisional amounts.

	Thousands of	Thousands of
	Euros	USD
Cost of business combination (valuation of Class B Shares)	829,799	1,195,574

Cash paid (19 USD per share)	1,763,601	2,540,997

Total cost of business combination	2,593,400	3,736,571

Book value of net assets acquired (provisional)	469,318	676,193

Goodwill (excess of the cost of the business combination over the fair value of identifiable net assets acquired)	2,124,082	3,060,378

	(see note 6)

Cash paid	1,763,601	2,540,996
Cash and cash equivalents of the acquired company	(149,693)	(215,678)

Cash outflow for the acquisition	1,613,908	2,325,319

The fair value of Class B shares has been determined at the average price of the first weeks of quotation price on the stock exchange, being considered as a representative period for determining the fair value as they started quotation on 2 June.
Costs incurred in the acquisition amounting to Euros 55 million have been expensed as incurred and are included in Other operating expenses for an amount of Euros 38 million in the six month period ended 30 June 2011, Euros 2 million in the first half of the year 2010, and Euros 15 million in the second half of the year 2010.
Goodwill generated in the acquisition is attributed to the workforce, synergies and other expected benefits from the business combination of the assets and activities of the Group.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
The acquisition of Talecris will consolidate the Group as the world’s third largest producer of plasma products, significantly expanding its presence in the United States. Among other aspects, it will increase product availability in the market to the benefit of patients, through higher collection capacity and plasma fractionation, as well as with complementary R&D projects.
Had the acquisition taken place at 1 January 2011, the Group’s revenue for the period would be Euros 503,625 thousand higher and consolidated profit for the period, excluding exceptional items as transaction costs and stock options cancellation costs derived from the change of control, would be Euros 75,478 thousand higher. Revenues and profits corresponding to Talecris from the date of acquisition to 30 June 2011 amount to Euros 104,730 thousand and Euros 17,926 thousand.
At the date of acquisition, the amounts of recognized assets, liabilities and contingent liabilities are as follows:

	Book value
		Thousands of
	Thousands of Euros	USD
Intangible assets (note 7)	50,621	72,936
Property, plant and equipment (note 7)	306,401	441,462
Non — current financial assets	3,720	5,359
Deferred tax assets	80,115	115,429
Inventories	490,976	707,398
Trade and other receivables	126,772	182,653
Other assets	3,683	5,307
Cash and cash equivalents Total assets	149,693	215,678

Total assets	1,211,981	1,746,222

Non — current provisions	9,250	13,327
Non — current financial liabilities	6,289	9,061
Current financial liabilities	473,085	681,621
Current provisions	31,180	44,924
Trade and other payables	158,113	227,809
Other current liabilities	44,055	63,475
Deferred tax liabilities	20,691	29,812

Total liabilities and contingent liabilities	742,663	1,070,029

Total net assets acquired	469,318	676,193

The figures showed above correspond to the book value as at the date of publication of these Condensed Consolidated Interim Financial Statements, the fair value of the assets, liabilities and contingent liabilities was not finally determined.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
(4) Financial Risk Management Policy
At 30 June 2011 the Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2010.
(5) Segment Reporting
The distribution by business segments of the Group’s net revenues and consolidated income for the six month periods ended 30 June 2011 and 30 June 2010 is as follow:

	Net revenues (Thousands of Euros)
	Six months ended 30	Six months ended 30
SEGMENTS	June 2011	June 2010
Bioscience	521,538	380,081
Hospital	49,289	45,146
Diagnostic	56,831	54,413
Raw materials + Other	7,683	8,169

TOTAL	635,341	487,809
	Consolidated
	Income/(loss) (Thousands of Euros)
	Six months ended 30	Six months ended 30
SEGMENTS	June 2011	June 2010
Bioscience	186,521	162,938
Hospital	4,786	5,196
Diagnostic	(11,264)	4,798
Raw materials + Other	3,694	4,763

Total income of reported segments	183,737	177,695

Unallocated expenses plus net financial result	(157,777)	(88,843)

Profit before income tax from continuing operations	25,960	88,852

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
The variation in the Diagnostic profit is mainly due to the goodwill impairment recognized in this period (see note 6).
The variation in the Bioscience segment profit reflects mainly the incorporation of one month of Talecris companies amounting to Euros 35,592 thousand.
The main variation in unallocated expenses plus net financial result is mainly due to the transaction costs from the acquisition of Talecris Biotherapeutics Holdings Corp.
(6) Goodwill
Details and movement in goodwill during the six months ended 30 June 2011 are as follows:

	Thousand Euros
	Balance at	Business		Translation	Balance at
	31/12/10	Combination	Impairment	differences	30/06/11

Net value

Grifols UK,Ltd. (UK)	7,982	0	0	(370)	7,612
Grifols Italia,S.p.A. (Italy)	6,118	0	0	0	6,118
Biomat USA, Inc. (USA)	113,052	0	0	(8,534)	104,518
Plasmacare, Inc. (USA)	38,464	0	0	(2,903)	35,561
Woolloomooloo Holdings Pty Ltd. (Australia)	23,832	0	(13,000)	(415)	10,417

Talecris Biotherapeutics (USA)	0	2,124,082	0	(6,612)	2,117,470

	189,448	2,124,082	(13,000)	(18,834)	2,281,696

		(note 3)
Goodwill has been allocated to each of the Group’s cash-generating units (CGUs) in accordance with their respective business segments and on a geographical basis, this being the lowest level at which goodwill is controlled for management purpose and lower than the operating segments. Plasmacare, Inc. is integrated into the management of Biomat USA, Inc. for the purpose of impairment testing.
Goodwill has been allocated to the cash generating units as follows:
-	UK: bioscience segment

-	Italy: bioscience segment

-	USA: bioscience segment

-	Australia: mainly to diagnostic segment.
Goodwill resulting from the Talecris acquisition is still provisional as the estimation of the fair value of assets, liabilities and contingent liabilities of the business acquired is in progress (see note 3).

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
The recoverable amount of a CGU is determined based on its value in use. These calculations use cash flow projections based on the financial budgets approved by management. Cash flows estimated as of the year in which stable growth has been reached are extrapolated using the estimated growth rates indicated below.
At 30 June 2011, on the basis of the profits generated during the six-month period ended 30 June 2011, there are no indications that the goodwill of the CGUs belonging to the Bioscience segment has been impaired.
For the six months ended 30 June 2011, there was an impairment indicator for the Australia CGU and therefore goodwill impairment was prepared. The CGU’s market performance was lower than expected. As a result of the impairment test performed, an impairment of the CGU’s goodwill (diagnostic) of Euros 13,000 thousand has been accounted for at 30 June 2011.
The key assumptions used in calculating values in use for the year ended 31 December 2010 and for the six month period ended 30 June 2011 were as follows:

	31/12/2010
	Growth rate	Pre- tax discount rate
Bioscience	2.0% — 3.0%	10.5% — 10.9%
Diagnostic	2.0%	10.4%

	30/06/2011
	Growth rate	Pre - tax discount rate
Bioscience	N/A	N/A
Diagnostic	2.0%	11.5%
Management determined budgeted gross margins based on past experience and forecast market development. Average weighted growth rates are coherent with the forecasts included in industry reports. The discount rate used reflects specific risks related to the CGU.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
(7) Other Intangible Assets and Property, Plant, and Equipment
Movement of Other Intangible Assets and Property, Plant and Equipment during the six months ended 30 June 2011 is as follows:

	Other intangible	Property, plant
	Assets	and equipment	Total
Total Cost at 31/12/2010	151,861	656,295	808,156

Total dep. & amort. At 31/12/2010	(73,562)	(221,515)	(295,077)

Impairment at 31/12/2010	0	(649)	(649)

Balance at 31/12/2010	78,299	434,131	512,430

Cost

Additions	9,997	43,101	53,098
Business Combination	50,621	306,401	357,022
Disposals	(588)	(123,965)	(124,553)
Transfers	(126)	(885)	(1,011)
Translation differences	(2,515)	(19,327)	(21,842)

Total Cost at 30/06/2011	209,250	861,620	1,070,870

Depreciation & amortization

Additions	(8,630)	(19,526)	(28,156)
Disposals	0	13,727	13,727
Transfers	600	411	1,011
Translation differences	816	5,553	6,369

Total dep. & amort. At 30/06/2011	(80,776)	(221,350)	(302,126)

Impairment

Additions	0	114	114

Impairment at 30/06/2011	0	(535)	(535)

Balance at 30/06/2011	128,474	639,735	768,209
Additions in property, plant and equipment mainly relates to the Bioscience segment, Talecris contributing an amount of Euros 16 million.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
At 30 June 2011 there are no indications that these assets have been impaired.
The key assumptions used in calculating value in use for intangible assets with indefinite useful lives for the year 2010 were as follows:
Growth rate used to extrapolate projections: 3.0%
Pre-tax discount rate: 10.9%
(a)	Sale of Spanish properties and lease back
On 10 May, 2011 the Group sold five properties based in Spain mainly related to non-core assets such as offices and warehouses and a factory premise, by an aggregated amount of Euros 80.4 million to Gridpan Invest, S.L., a company fully owned by Scranton Enterprises, B.V., a related party of Grifols, S.A. Two of the premises were sold together with its related mortgage loans amounting in total to Euros 53.5 million. As a result of the transactions the Group has recognized a net loss of Euros 7.4 million. The prices paid for the properties were established based on the appraisals made by independent appraisers.
At the same time, operating lease agreements for the aforementioned properties were entered into with Gridpan Invest, S.L., the main terms of the agreements being as follows:
-	Compulsory initial term of five years,

-	Initial rent established at market prices and will be reviewed annually, based on the percentage variation in the Spanish Consumer Price Index (CPI),

-	Automatic extensions of five-year periods that can be avoided by both parties by a six month anticipated notice.

-	Upon vacating the premises, the lessor will reimburse Grifols for the remaining value of leasehold improvements Grifols made.
In addition, the Group entered into a free of charge purchase option over the shares of Gridpan Invest, S.L. exercisable between 10 May 2016 and 10 May 2017. The strike price will be at market value at the date of exercise, based on independent appraisers.
The rental expense recognized by the Group for the six months period ended 30 June 2011 in connection with these agreements amounted to Euros 1,084 thousand, which related in full to the minimum contractual payments.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
(b) Sale of properties and equipment in the USA and lease back
On 9 June 2011 the Group entered into several agreements for the sale and lease back of a manufacturing building and related equipment to third party companies California Biogrif 330, LP and LA 300 Biologicals Financing, LP respectively. In addition, a lease was entered into for the piece of land on which the building sold is constructed, for a term of 99 years, to the same party. The sales price received for the building amounted to US Dollars 35.4 million (Euros 24.6 million) and the sales price for the equipment US Dollars 23.8 million (Euros 16.5 million).
The lease of the building has been designed as operating, while the lease of the equipment is considered as finance considering the terms of the purchase option. As a result of the sale of the building, the Group has recognized a net loss of US Dollars 2.4 million (Euros 1.3 million) mainly due to the expenses incurred on the transaction.
The main terms of the operating lease agreement over the building are as follows:
-	Compulsory initial term of 20 years.

-	Initial rent has been established at market prices and will be reviewed annually with a 3% increase. On the first day of the sixth year, the remaining rents until year twenty will be paid in advance in a lump sum.

-	Renewal option to extend for a ten-year period at Grifols Group election.

-	Purchase options granted during the sixth year and in year twenty (20) at market value, to be estimated by independent appraisers.
The main terms of the finance lease agreement over the equipment are a compulsory term of five years, and sixty (60) monthly rent instalments of US Dollars 529 thousand (Euros 369 thousand). The lease agreement is not renewable and provides for the repurchase of the equipment at the end of the term for $l.
The rental expense recognized by the Group for the six month period ended 30 June 2011 in connection with the operating lease agreement amounted to US Dollars 148 thousand (Euros 103 thousand) , which related in full to the minimum contractual payments.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
Future minimum non-cancellable payments of new operating leases derived from the above mentioned operating leases and Talecris business acquisition are as follows:

Thousand Euros
30/06/11
Maturity:
Up to 1 year	20,990
Between 1 and 5 years	87,742
More than 5 years	17,293

Total future minimum payments	126,025

Details of minimum payments and the current finance lease liabilities incurred on the financial lease transaction over the equipment in the US described above, by maturity date, are as follows:

	Thousand Euros
	30/06/11
	Current	Non-current
Minimum payments	4,659	17,295
Interest	(1,932)	(3,553)

Present value	2,727	13,742

	Thousand Euros
	30/06/11
	Minimum payments	Interest	Present value
Maturity at:

Less than one year	4,659	1,932	2,727
Two years	4,391	1,486	2,905
Three years	4,391	1,119	3,272
Four years	4,391	706	3,685
Five years	4,124	241	3,883

Total	21,956	5,484	16,472

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
(8) Trade Receivables
At 30 June 2011, some Group companies had signed purchase agreements for credit rights without recourse with certain financial institutions.
The total sum of credit rights sold without recourse, for which ownership was transferred to financial entities pursuant to the aforementioned agreements, amounts to Euros 73,116 thousand for the six month period ended at 30 June 2011 (Euros 88,747 thousand for the six month period ended 30 June 2010).
The financial expenses of these operations incurred by the Group for the six month period ended 30 June 2011 amounted to approximately Euros 2,194 thousand (Euros 3,958 thousand for the six month period ended at 30 June 2010) which are recorded under the “Finance Expenses” caption in the condensed consolidated income statement.
(9) Other current assets
Other current assets corresponding to the costs incurred in connection with the issuance of new share capital increase have been taken to equity when the capital increase has been performed while other current assets corresponding to the issuance of senior debt and High Yield bonds, have been deducted from the financial liability when the debt has been issued (2 June 2011) (see note 12). Expenses amounting to Euros 38,607 thousand, for the six month period ended 30 June 2011, incurred related to the business combination have been expensed (Euros 2,019 thousand for the six month period ended at 30 June 2010).
(10) Cash and Cash equivalents
At 30 June 2011, cash and cash equivalents includes Euros 428 million in a restricted cash account in order to pay the bonds proceeding from Talecris, which have been subsequently paid on 1 July 2011 (see note 12).
The Group has carried out the following investing and/or financing operations which have not required the use of cash or cash equivalents:
•	The Group has sold properties in Spain amounting to Euros 80.4 million which together with its related mortgage loan of Euros 53.5 million resulted in a net cash inflow of Euros 26.9 million (see note 7).

•	Part of the consideration paid in the acquisition of Talecris Group has been realized by delivery of Class B shares (see note 3). The issue of Class B shares has had no cash impacts.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
At 30 June 2011 net cash from operating activities amounts to Euros 16,694 thousand. The impact of non-recurring effects are the following:
•	This amount includes a decrease in profit before tax due to the transaction costs incurred by the Group during the six month period ended 30 June 2011 amounting to Euros 38,607 thousand (2,019 thousand for the six months ended at 30 June 2010) that have been paid in this period.

•	Change in current trade and other payables includes Euros 19,516 thousand corresponding to business combination costs accrued by Talecris companies prior to acquisition date and paid during June 2011.
(11) Capital and Reserves
Details of consolidated equity and changes are shown in the condensed consolidated interim statement of changes in equity, which forms part of the condensed consolidated interim financial statements.
(a)	Share Capital and Share Premium
As authorised by the shareholders at their extraordinary shareholders’ general meeting held on 25 January 2011, the Parent Company agreed to increase share capital through the issue of 83,811,688 new non-voting shares (Class B shares), which have been used in its acquisition of Talecris. These shares are listed on the NASDAQ Global Market (United States) and the Automated Quotation System (“mercado continue”) (Spain).
At 30 June 2011 the Company’s share capital currently stands at 114,913,618 Euros, represented by:
•	Class A Shares: 213,064,899 ordinary shares of 0.50 Euros nominal value each, fully subscribed and paid up, of the same class and series being the ordinary shares of the Company.

•	Class B Shares: 83,811,688 preference non-voting shares of 0.10 Euros nominal value each, of the same class and series, and with the preferential rights set forth in the Company’s by laws.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
On 1 June 2011 Grifols, S.A. informed that the “Nota sobre Acciones” (Securities Note) requested for the admission to trading of Class B Shares was registered. Grifols has requested the admission to trading of the Class B Shares on the Stocks Exchanges of Madrid, Barcelona, Bilbao and Valencia as well as on Automated Quotation System (“mercado continuo”) and, through the American Depositary Shares (ADSs), on the National Association of Securities Dealers Automated Quotation (NASDAQ). The trading of Class B Shares on the Stock Market Interconnection System and the ADSs on the NASDAQ started on 2 June 2011.
The fair value of the Class B Shares has been estimated as its market value on the first weeks of quotation, as they began quotation on 2 June 2011. The positive difference amounting to Euros 52,864 thousand arising between the value assigned in the deeds of the share increase (Euros 776,935 thousand) and the fair value (Euros 829,799 thousand) has been presented as reserves.
The main characteristics of the Class B shares are as follows:
-	Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each fiscal year equal to a 0.01 Euros per Class B share if the aggregate preferred dividend does not exceed the distributable profits of that fiscal year. This preferred dividend is not cumulative if no sufficient distributable profits are obtained in the year.

-	Each Class B share is entitled to receive, in addition to the preferred dividend referred to above, the same dividends and other distributions as one Grifols ordinary share.

-	Each Class B share entitles its holder to have it redeemed under certain circumstances, if a tender offer for all or part of the shares in the Company is made and settled except if holders of Class B shares have been entitled to participate in such offer and have their shares acquired in such offer equally and on the same terms as holders of Class A shares. Terms and conditions of redemption incorporated in by laws limit the amounts to be redeemed to the existence of distributable reserves and limit the percentage of shares to be redeemed to a relation to the ordinary shares to which the offer is addressed.

-	Each Class B shares has the right to receive prior to the ordinary shares, upon the winding-up and liquidation of Grifols, an amount equal to the sum of (i) the nominal value of each Class B share, and (ii) the share premium paid-up for such Class B share when it was subscribed for. Each holder is entitled to receive, in addition to the Class B liquidation amount, the same liquidation amount that is paid to each Grifols ordinary share.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
(b) Reserves
The availability of the reserves for distribution is subject to legislation applicable to each of the Group companies. At 30 June 2011, an amount of Euros 28,811 thousand which is equivalent to the carrying amount of development costs pending amortisation of certain Spanish companies (Euros 28,876 thousand at 31 December 2010) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.
Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase. At 30 June 2011 and 31 December 2010 the legal reserve of the Parent Company amounts to Euros 21,306 thousand.
Distribution of the legal reserves of other Spanish companies is subject to the same restrictions as those of the Parent Company and at 30 June 2011 and 31 December 2010 the balance of the legal reserves of the other Spanish companies amounts to Euros 2,106 thousand.
Other foreign Group companies have a legal reserve amounting to Euros 692 thousand at 30 June 2011 and 31 December 2010.
(c) Own Shares
The Parent Company has executed the following transactions with its own             shares during the six month period ended 30 June 2010. There were no movements in own shares from 30 June 2010 through 30 June 2011.

	Num. of shares	Thousand Euros

Balance at 1 January 2010	53,326	677

Acquisitions	105,000	1,250

Balance at 30 June 2010 and 30 June 2011	158,326	1,927

The Parent holds own shares equivalent to 0.05% of its capital at 30 June 2011 (0.07% at 31 December 2010).

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
(d) Dividends
The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders of each company at their general meetings.
There were no dividends payments during the six month period ended 30 June 2011 and 2010. With regard to the results of the annual period 2009, the dividend approved at the Shareholder General Assembly in 2010 was paid in July 2010.
(12) Financial Liabilities
The detail of non-current financial liabilities at 30 June 2011 and 31 December 2010 is as follow:

	Thousand Euros
	30/06/11	31/12/10
Non-current financial liabilities
Issue of Corporate bonds (a)	0	446,918
Issue High Yied Bonds (a)	761,088	0
Transaction costs on bonds	(110,542)	(5,715)

Non-current promissory notes (a)	650,546	441,203

Tranche A (US Dollars)	830,277	0
Tranche B (US Dollars)	892,721	0
Tranche A (Euros)	213,125	0
Tranche B (Euros)	217,800	0
Implicit Floor and swap floor	(19,565)	0
Transaction costs on loans and borrowings	(185,314)	(1,365)
Club Deal	0	100,000
Other loans	18,391	120,813
Finance lease liabilities	24,963	4,734

Loans and borrowings (b)	1,992,398	224,182

Loans and borrowings and bonds or other non current marketable securities	2,642,944	665,385

Financial derivatives	61,685	0

Other non-current financial liabilities	10,715	10,474

	2,715,344	675,859

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
(a) High Yield Senior Unsecured Notes
On 13 January 2011, the Group closed its scheduled issue of High Yield Senior Unsecured Notes for an amount of US Dollars 1,100 million, with a seven year maturity period (2018) and an annual coupon of 8.25%. This issuance, together with the already completed syndicated loan disclosed in the following paragraphs, allowed the Company to obtain necessary funds to pay the acquisition of Talecris (see note 3) on 2 June 2011.
As requested by this new credit agreement, on 2 June 2011 the Group has cancelled the US Private Placement (corporate bonds) totaling US Dollar 600 million and has expensed all associated transaction costs. The make—whole premium payment related to the required extinguishment of the US Private Placement amounting to Euros 112 million has been included as transaction costs as the payment was a requirement for obtaining new credit agreement. These costs together with other debt issuance costs (underwriting fees, ticking fees, closing fees, etc.) amounting to further Euros 239 million have been deferred as transaction costs based on the allocation to the associated liabilities.
The breakdown and variations of corporate bonds at 30 June 2011 and 30 June 2010 are as follows:

			Redemption	Exchange	Final
	Initial balance		and	differences an	balance at
	at 01/01/11	Issue	Repayments	others	30/06/11
Debt securities issued in a member state of the European Union that have not required the registration of a prospectus (nominal value)	8,373	9,990	(8,373)	0	9,990

Other debt securities issued ouside a member state of the European Union (nominal value)	446,918	761,088	(415,270)	(31,648)	761,088

TOTAL	455,291	771,078	(423,643)	(31,648)	771,078

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011

			Redemption	Exchange	Final
	Initial balance		and	differences an	balance at
	at 01/01/11	Issue	Repayments	others	30/06/11
Debt securities issued in a member state of the European Union that have not required the registration of a prospectus (nominal value)	6,510	8,334	(6,510)	0	8,334

Other debt securities issued ouside a member state of the European Union (nominal value)	416,147	0	0	72,404	488,551

TOTAL	422,657	8,334	(6,510)	72,404	496,885
The details of the new issue of corporates bonds are as follows:
•	Company name : Grifols Inc.

•	Relationship with the company that publishes : Subsidiary

•	Country: United States of America

•	Rating: Standard & Poors: B; Moody’s: B3

•	ISIN code : not aplicable as unquoted

•	Value Type : unsecured bond

•	Operation Date : 13 January 2011

•	Issue amount : US Dollars 1.100 million

•	Balance : US Dollars 1.100 million

•	Interest rate : 8.25%

•	Unquoted

•	Guaranted by Grifols, SA, Grifols Inc., and other subsidiaries listed as guarantors in credit agreement.
(b)	Loans and borrowings
On 23 November 2010 the Group signed loan agreements amounting to US Dollars 3,400 million for the purchase of Talecris. Details of this collateralized senior debt are as follows:
O	Non-current syndicated financing Tranche A: Senior Debt Loan repayable in five years divided into two tranches: U.S Tranche A and Foreign Tranche A.
▪	U.S Tranche A :
•	Aggregate Principal Amount of US Dollares 1,200 million.

•	Applicable margin of 375 basic points (bp) linked to US Libor.

•	Floor over US Libor of 1.75%
▪	Foreign Tranche A :
•	Aggregate Principal Amount of Euros 220 million.

•	Applicable margin of 400 basic points (bp) linked to Euribor.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
•	Floor over Euribor of 1.75%
The detail of the Tranche A by maturity is as follows:

	US Tranche A			Foreign Tranche A
		Amortization in	Amortization in
		thousands of US	thousands of		Amortization in
	Currency	Dollar	Euros	Currency	thousands of Euros

Maturity

2012	US Dollars	112,500	77,839	Euros	20,625
2013	US Dollars	127,500	88,217	Euros	23,375
2014	US Dollars	180,000	124,542	Euros	33,000
2015	US Dollars	585,000	404,760	Euros	107,250
2016	US Dollars	195,000	134,920	Euros	35,750

Total	US Dollars	1,200,000	830,277	Euros	220,000

o Non-current syndicated financing Tranche B: six year loan (payment of whole principal upon maturity) divided into two tranches: US. Tranche B and Foreign Tranche B.
▪	U.S Tranche B :
•	Aggregate Principal Amount of US Dollars 1,300 million.

•	Applicable margin of 425 basic points (bp) linked to US Libor.

•	Floor over US Libor of 1.75%
▪	Foreign Tranche B :
•	Aggregate Principal Amount of Euros 220 million.

•	Applicable margin of 450 basic points (bp) linked to Euribor.

Floor over Euribor of 1.75%

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
The detail of the Tranche B by maturity is as follows:

	US Tranche B			Foreign Tranche B
		Amortization in	Amortization in
		thousands of US	thousands of		Amortization in
	Currency	Dollar	Euros	Currency	thousands of Euros

Maturity

2011	US Dollars	6,500	4,497	Euros	1,100
2012	US Dollars	13,000	8,995	Euros	2,200
2013	US Dollars	13,000	8,995	Euros	2,200
2014	US Dollars	13,000	8,995	Euros	2,200
2015	US Dollars	13,000	8,995	Euros	2,200
2016	US Dollars	9,750	6,746	Euros	1,650
2017	US Dollars	1,231,750	852,245	Euros	208,450

Total	US Dollars	1,300,000	899,467	Euros	220,000

o Senior revolving credit facility amounting to US Dollars 300 million. No amounts have been drawn against the credit facility as of 30 June 2011.
▪	U.S Revolving Credit Facility :
•	Commited Amount: US Dollars 50 million

•	Applicable margin of 375 basis point (bp).
▪	U.S. Multicurrency Revolving Credit Facility:
•	Commited Amount: US Dollars 200 million

•	Applicable margin of 375 basis point (bp)
▪	Foreign Revolving Credit Facility :
•	Commited Amount : US Dollars 50 million.

•	Applicable margin of 400 basis point (bp).

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
The total amortization plus interests of the High Yield Bond and Tranche A & B Senior Loan is detailed as follows:

		Thousands of Euros
			Tranche A and B Senior
		High Yield Bond	Loan

Maturity

2011		59,301	80,474
2012		62,790	235,792
2013		62,790	241,228
2014		62,790	279,372
2015		62,790	613,129
2016		62,790	248,557
2017		62,790	1,087,608
2018		763,994	0

	Total	1,200,034	2,786,160

The issue of the High Yield Bond and Credit Agreement are subject to compliance with certain covenants. At 30 June 2011 the Group is in compliance with these covenants.
Grifols, S.A., Grifols Inc. and significant subsidiaries are guarantors of the new debt. Significant subsidiaries are those that meet 85% of earnings before interests, tax, depreciation and amortization, 85% of total consolidated assets and 85% of aggregated turnover of the Group or represents more than 3% of the above measures.
Club Deal and bilateral loans amounting to Euros 297 million have been cancelled on 2 June 2011. All deferred costs associated with them and the remaining cash flow hedge related to the US Private Placement carried out in October 2009 (totally amounting to Euros 9.3 million) have been expensed.
(c) Derivatives
As the floor included in Tranche A and Tranche B loans is in the money, embedded derivatives exist in those contracts, which have been fair valued and separated from the loans.
In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement, a step-up interest rate swap and a swap floor, which have a notional of US Dollars 1,550 million each. The interest rate swap complies with the criteria required for hedge accounting.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
The detail of derivatives at 30 June 2011 and 31 December 2010 is as follows:

	Thousands of euros
	Notional at	Notional at	Value at
	30/06/11	31/12/10	30/06/11	Value at 31/12/10

Financial Derivatives

Interest Rate Swap	50,000	50,000	(1,146)	(1,809)
Interest Rate Swap (Cash flow hedge)	1,072,442	—	(3,829)	—
Implicit Floor	3,113,540	—	(54,364)	—
Currency Rate Swap	47,800	—	(2,346)	—

Liability	4,283,782	50,000	(61,685)	(1,809)

Unquoted future	17,416	23,221	3,344	(2,821)
Unquoted future	26,370	26,370	4,078	(3,930)
Swap floor	1,072,442	—	32,558	—

Assets	1,116,227	49,591	39,980	(6,751)
The swap floor value at 30 June 2011 is included in non-current financial assets. The last maturity date of the swap floor is 2016.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
The detail of current financial liabilities 30 June 2011 and 31 December 2010 is as follows:

	Thousand Euros
Current financial liabilities	30/06/11	31/12/10

Talecris bonds (note 10)	427,691	0
Transaction costs High Yield Bonds	(18,032)	0
Interest accrued on bonds	27,907	7,207
Promisory notes	9,586	8,235

Bonds	447,152	15,442

Tranche A (US Dollars)	0	0
Tranche B (US Dollars)	6,746	0
Tranche A (Euros)	6,875	0
Tranche B (Euros)	2,200	0
Transaction costs on loans and borrowings	(37,216)	(708)
Club Deal	0	66,667
Other loans	75,079	106,954
Finance lease liabilities	6,538	3,280

Loans and borrowings	60,222	176,193

Loans and borrowings and bonds or other current marketeable securities	507,374	191,635

Financial derivatives	7,320	8,560

Other current financial liabilities	10,016	9,676

Other current financial liabilities	17,336	18,236

	524,710	209,871

(13) Financial Income and Expenses
In relation to futures contracts with a creditworthy financial entity the underlying asset of which is Company shares, the financial income/(loss) for the six month period ended 30 June 2011 reflects an unrealised gain of Euros 14.2 million (loss of Euros 15.8 million for the six month period ended at 30 June 2010). On 30 May 2011 the Company has sold 500,000 futures and realized a gain of Euros 1 million. In June 2011 the remaining future contracts were extended until December 2011.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
(14) Income Tax
Income tax expense is recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. The Group’s consolidated effective tax rate has increased from 25.9% for the six month period ended 30 June 2010 to 28.3% for the six month period ended 30 June 2011 mainly due to a greater portion of earnings being taxed at a higher tax rate due to the inclusion of Talecris.
(15) Average Workforce
The average consolidated workforce of the Group at 30 June 2011 and 2010 is as follows:

	Consolidated
	June 2011	June 2010
Men	5,283	2,831

Women	5,891	3,050

Total	11,174	5,881

(16) Discontinued Operations
The Group does not consider any operations as discontinued for the six month period ended 30 June 2011.
(17) Commitments and Contingencies.
There have been no significant changes to the Group’s commercial commitments during the first half of 2011. We have included information regarding significant litigation matters and other contingencies related to Talecris below.
     (a) Capital Commitments
At 30 June 2011 the Group has commitments and open purchase orders for capital spending from Talecris of approximately US Dollars 114.2 million.
     (b) Plasma Centers of America, LLC and G&M Crandall Limited Family Partnership
On 13 December 2010, a jury in the state court case rendered a verdict in the amount of US Dollar 37.0 million in favor of Plasma Centers of America, LLC

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
(PCA) against Talecris Plasma Resources Inc. (TPR) in a breach of contract claim, which was confirmed by the court in post trial motions. The Talecris management filed an appeal to the North Carolina Court of Appeals to review the judgment entered in this case. The jury verdict, if sustained, will bear simple interest at 8% per statute from the date of breach, which totals approximately US Dollars 8.2 million at 30 June 2011, of which US Dollars 1.5 million was accrued during the six month period ended 30 June 2011 and US Dollars 6.7 million was accrued during the year ended 31 December 2010. The acquired net assets of Talecris Group included US Dollars 45.2 million within current provisions in the consolidated balance sheet related to the PCA judgment.
During the first quarter of 2011, the Talecris Group secured an appeal bond from a surety company in the amount of US Dollars 25.0 million in regard to this litigation.
(c) Foreign Corrupt Practices Act
The Talecris Group is conducting an internal investigation into potential violations of the Foreign Corrupt Practices Act (FCPA) that they became aware of during the conduct of an unrelated review. The FCPA investigation is being conducted by outside counsel. The investigation initially focused on sales to certain Eastern European and Middle Eastern countries, primarily Belarus, Russia, and Iran, but they are also reviewing sales practices in Brazil, Bulgaria, China, Georgia, Libya, Poland, Turkey, Ukraine, and other countries as deemed appropriate.
In July 2009, the Talecris Group voluntarily contacted the U.S. Department of Justice (DOJ) to advise them of the investigation and to offer our cooperation in any investigation that they want to conduct or they want us to conduct. The DOJ has not indicated what action it may take, if any, against us or any individual, or the extent to which it may conduct its own investigation. Even though they self-disclosed this matter to the DOJ, it or other federal agencies may seek to impose sanctions on us that may include, among other things, debarment, injunctive relief, disgorgement, fines, penalties, appointment of a monitor, appointment of new control staff, or enhancement of existing compliance and training programs. Other countries in which the Talecris Group does business may initiate their own investigations and impose similar penalties. As a result of this investigation, we suspended shipments to some of these countries while the Talecris Group put additional safeguards in place. In some cases, safeguards involved terminating consultants and suspending relations with or terminating distributors in countries under investigation as circumstances warranted. The Talecris Group has resumed sales in countries where the Talecris Group believes they have appropriate safeguards in place and are reallocating product to other countries as necessary. To the extent that they conclude, or the DOJ concludes, that they cannot implement adequate safeguards or otherwise need to change our business practices, distributors, or consultants in affected countries or other countries, this may result in a permanent loss of business from those countries. The Talecris Group

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
completed their internal FCPA investigation during the first quarter of 2011 and made an initial presentation of some of their findings to the DOJ in July 2011. The preliminary findings of this investigation indicate that it is probable that there were FCPA violations by persons associated with the Talecris Group that the DOJ or other regulators may assert are attributable to the Group.
Any sanctions or related loss of business could have a material adverse effect on the Group or our results of operations. It is possible; however, that any sanctions that DOJ or other federal agencies might otherwise consider imposing would be reduced, if not eliminated, in light of the comprehensive compliance measures that they have implemented. Given the preliminary nature of our findings, the continuing investigation and the uncertainties regarding this matter, the Group is unable to estimate the financial outcome and consequently, has not accrued any amounts related to the outcome of this matter.
(d) Compliance with Pharmaceutical Pricing Agreement
In November 2009, the Talecris Group received a letter from the United States Attorney’s Office for the Eastern District of Pennsylvania (USAO). The USAO requested a meeting to review our compliance with the terms of the Pharmaceutical Pricing Agreement (PPA) under the Public Health Service program. Specifically, the USAO asked for information related to the sale of our IGIV product, Gamunex, under that program. In order to have federal financial participation apply to their products under the Medicaid program and to obtain Medicare Part B coverage, manufacturers are required to enter into a PPA. The PPA obligates manufacturers to charge covered entities the Public Health Service price for drugs intended for outpatient use. The Public Health Service price is based on the Medicaid rebate amount. The Group believes that they have complied with the terms of the PPA and federal law. If the USAO determines that the Talecris practices are inconsistent with the terms of the PPA, the USAO has stated that it may file a civil action against us under the Anti-fraud Injunction Act and seek a court order directing the company to comply with the PPA or, potentially, proceed under some other legal theory. The Group could also be subject to fines, damages, penalties, appointment of a monitor, or enhancement of existing compliance and training programs as a result of government action. The Group is cooperating with the investigation and intend to respond to information requests from the USAO. Based on the information obtained to date, the Group have not determined that any potential liability that may result is probable or can be reasonably estimated. Therefore, the Group has not made any accrual in our unaudited condensed consolidated interim financial statements at 30 June 2011.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
(18) Related Parties
Transactions with related parties have been performed as part of the Groups’ ordinary trade and have been performed at arm’s length. The sale and lease back transaction with related parties described in note 7 a) and has been made at arm’s length.
Group transactions with related parties during the six months ended 30 June 2011 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net sales	21	—	—	—
Other service expenses	(1,690)		(15,045)	(120)
Personnel expenses	—	(3,250)	—	(1,168)
Sales of Property
Plant and Equipment	—	—	80,393	—

	(1,669)	(3,250)	65,348	(1,288)

“Other services expenses” include costs for professional services with related companies amounting to Euros 9,239 thousand. These costs correspond to those incurred in increasing share capital and the issuance of debt and are deducted from equity and from financial liabilities.
A director signed a consultancy agreement for a three years period for which fees amount to US Dollar 1 million per year and an additional bonus fee of US Dollar 2 million payable upon the fulfilment of certain conditions.
Trade and other receivables at 30 June 2011 include an amount of Euros 14,471 thousand with related companies.
Group transactions with related parties during the six months ended 30 June 2010 were as follow:

	Thousand Euros
	Key management	Other related	Board of directors
	personnel	parties	of the company

Other service expenses	—	(5,912)	(90)
Personnel expenses	(2,931)	—	(1,033)

	(2,931)	(5,912)	(1,123)

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the six month period ended 30 June 2011
Non-executive board members representing shareholders interests have received no remuneration during the six month period ended on 30 June 2011 and 2010.
The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any .pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel.
(19) Subsequent Events
From 30 June 2011 to the signing date of the attached financial statements, no subsequent event has taken place which, due to its importance, should have been mentioned in these Notes.

DISCLAIMER The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.

GRIFOLS COMPLETES BIOSCIENCE GENERATES OVER 80% OF THE NEW GRIFOLS’
THE ACQUISITION OF 80%[1] OF THE NEW SALES ARE GENERATED IN
TALECRIS AND INITIATES THE GROUP’S INCOME INTERNATIONAL MARKETS.
INTEGRATION PROCESS. IT IS EXPECTED SALES IN US
THE HIGHER SALE VOLUMES OF AND CANADA WILL ACCOUNT
SALES INCREASE IN ALL PLASMA DERIVED PRODUCTS FOR 60% OF THE REVENUES
DIVISIONS[1] OF THE NEW GROUP SUCH AS IVIG, FACTOR VIII IN THE MEDIUM TERM
AND ALBUMIN, CONFIRM THE
FIRST STEP TOWARDS THE UPWARD TREND OF NET FINANCIAL DEBT
REALIZATION OF OPERATING THE SECTOR. ALPHA AT LOWER LEVELS THAN
SYNERGIES: GRIFOLS HAS 1-ANTITRYPSIN GAINS EXPECTED FOR THE CLOSING
OBTAINED FDA APPROVAL PROMINENCE IN OF THE TRANSACTION.
FOR THE UTILIZATION OF THE THE SALES MIX NET DEBT OVER
LOS ANGELES PLANT FRACTION RECURRING[2] EBITDA
II+III (INTERMEDIATE PRODUCT) SALES IN THE US AND IN STANDS AT 4.4 X
IN THE PRODUCTION OF CANADA, A NEW MARKET IN COMPARED TO THE
GAMUNEX ®, TALECRIS’ IVIG. THE MIX, GROW 70% EXPECTED LEVEL OF 5.2 X
GRIFOLS AVERAGE
WORKFORCE EXCEEDS
11,100 EMPLOYEES
1 Includes Talecris’ results for June 2011, first month consolidated
2 Excluding costs associated to the transaction of Talecris and non recurring costs
3 Pro-forma unaudited figures obtained from the consolidated statements of both companies for the 6 months period to 30 June 2011. Provided for guidance purposes only.

GRIFOLS a new era begins

PROFIT AND LOSS: MAIN INDICATORS FIRST HALF 2011

Group sales increase by 30.2% to 635.3 million Euros[1]

Recurring[2] EBITDA[1] increases by 8.8% and reaches 162.7 million Euros, representing 25.6% on sales.

Net Recurring[2] profit up12.4% to reach 76.4 million Euros[1]

SALES TRENDS

Grifols turnover increased by 30.2% in the first half of 2011 and reached 635.3 million Euros. This figure includes sales of Talecris in June 2011, first month to be consolidated within the group after the purchase became effective. Revenues on a pro-forma[3] basis of Grifols and Talecris would have reached 1,139.0 million Euros between January and June 2011, which amounts to a 7.1% increase in relation to pro-forma revenues for the same period of 2010.

Considering Talecris' contribution for the month of June, sales of the Bioscience division grew by 37.2% to reach 521.5 million Euros, representing 82.1% of the total turnover. Diagnostic increases its turnover by 4.4% to 56.8 million Euros and Hospital by 9.2% to 49.3 million Euros. Both divisions reduce their weight on the global turnover to 8.9% and 7.8% respectively. Considering Grifols and Talecris sales for the first half of year 2011 on a pro-forma[3] basis, the Bioscience division would generate 90% of the total revenues, while Diagnostic would generate 5% and Hospital 4%, approximately.

Sales volumes maintain its upward trend in all divisions despite the impact of the acquisition on the sales of Grifols not yet materialised in full. The results of the first half of 2011 anticipate changes in the relative weights of the different business areas with respect to the group revenues.

SUMMARY OF SALES BY DIVISION[1]

IN THOUSANDS OF EUROS	1st H 2011	% on sales	1st H 2010	% on sales	% Var.	% Var. CC*
BIOSCIENCE	521,538	82.1	380,081	77.9	37.2	40.9
HOSPITAL	49,289	7.8	45,146	9.3	9.2	8.8
DIAGNOSTIC	56,831	8.9	54,413	11.2	4.4	3.8
RAW MATERIALS AND OTHERS	7,683	1.2	8,169	1.6	-5.9	-5.4
TOTAL	635,341	100.0	487,809	100.0	30.2	33.0

* Constant Currency (CC) excludes de impact of exchange rate movements

FIRST HALF REPORT 2011

4

The acquisition further modifies the geographic Considering the geographical fit of the markets of mix of income. In the first half of 2011, 42% of both companies prior to the integration, it is worth sales have been generated in the US and Canada, a noting the significant growth of revenues from the new significant market for the group, while 38.7% US and Canada. During the first half of 2011, sales in of sales were generate in Europe. Areas such as these regions increased by 69.1% and exceeded 266
Australia gain prominence. In this respect, we note million Euros1. In Europe, sales increased by 10.4%
how over 80% of Grifols’ activities are generated and reached 246.1 million Euros[1] as expected; with outside of Spain, whose relative weight decreases increase in market share in Germany and Portugal to 19% as compared to 24.5% in the same period and significant growth in Australia.
of 2010.
SUMMARY OF SALES BY REGION[1]
IN THOUSANDS OF EUROS 1st H 2011% on sales 1st H 2010% on sales % Var % Var. CC*
EU 246,144 38.7 223,019 45.7 10.4 10.1
US+CANADA 266,547 42.0 157,620 32.3 69.1 79.3
R.O.W. 120,992 19.0 105,335 21.6 14.9 13.0
SUBTOTAL 633,683 99.7 485,974 99.6 30.4 33.2
RAW MATERIALS 1,658 0.3 1,835 0.4 -9.6 -6.8
TOTAL 635,341 100.0 487,809 100.0 30.2 33.0

GRIFOLS a new era begins

MARGIN ANALYSIS

The effect of healthcare reforms that had not yet affected first half 2010 results, the negative contribution of prices to the performance of revenues and the impact of higher costs of raw materials (plasma), have all had a direct impact on the gross margin, which was 45% over sales[1].

The recurring EBITDA[2] grew by 8.8% to 162.7 million Euros[1], during the first half of 2011, representing 25.6% of sales.

Transaction costs related to the acquisition of Talecris and non recurring impact the gross operating results of the period by over 65 million Euros, resulting in an EBITDA of 96.9 million Euros[1].

Pro-forma[1] results of Grifols and Talecris show how recurrent[2] EBITDA between January and June 2011 would reach 305.6 million Euros, or 26.8% of sales, down by 2.7% with respect to the pro-forma gross operating result for the same period of 2010.

Subsequent to the closing of the first half of 2011, Grifols has obtained FDA approval for the utilization of Fraction II+III of the Los Angeles' plant (intermediate product) in the purification of the IVIG to obtain Talecris' final product, Gamunex®. This approval will enable to increase production with a higher yield that will bring margin improvements in the medium term.

IN MILLIONS OF EUROS	1st H 2011	1st H 2010	% var.
EBITDA	96.9	147.6	-34.4
% ON SALES	15.2	30.2	
ADJUSTED EBITDA[2]	162.7	149.6	8.8
% ON SALES	25.6	30.7	
NET PROFIT	19.3	66.4	-71.0
% ON SALES	3.0	13.6	
ADJUSTED NET PROFIT[2]	76.4	67.9	12.4
% ON SALES	12.0	13.9	

FINANCIAL EXPENSES ARISING FROM THE NEW FINANCING STRUCTURE

Financial expenses increased in the first six months of 2011 in line with expectations, reaching 55 million Euros[1]. The increase from 25.8 million Euros in the fist half of 2010, is the result of new financing raised through syndicated loans and a new bond issued in 2011 to meet the cost of the acquisition of Talecris. It also includes previously capitalized costs related to the group's debt cancelled as a result of the purchase.

Thus, Grifols' recurring[2] net profit increases by 12.4% to 76.4 million Euros[1], which amounts to 12.0% of revenues. Considering the expenses relating to the acquisition, net profit for the first 6 months to June 2011 reached 19.3 million Euros[1], representing 3% on sales.

FIRST HALF REPORT 2011

6

BALANCE SHEET: building works of a new fractionation plant in Parets MAIN INDICATORS del Vallès (Barcelona, Spain), which will have capacity to fractionate 1 million liters per year (expandable to PROJECTED CAPITAL 2 million); the investments undertaken in the new INVESTMENT (CAPEX) albumin production plant in Los Angeles (USA) and MAINTAINED. the completion in Barcelona, Spain, of the “Grifols Academy”, a meeting point for advanced training on all processes related to hemoderivatives production. Total consolidated assets as at June 2011 reached 5.344,2 million Euros, as compared to 1,889.0 The increase in intangible fixed assets mainly relates million Euros reported at year end 2010. to the goodwill generated through the acquisition of Talecris for an estimated amount of 2,124 million Tangible fixed assets have increased by over 200 Euros. At the time of publication, this is a provisional million Euros, as a result of the acquisition of amount as there was not yet sufficient information Talecris assets, including the plasma fractionation to determine the fair value of the relevant balance plant, located in Clayton (North Carolina, USA) sheet items. and several collection centers. In addition, Grifols has continued with the projected investment plan During the period, the Australian market performed (CAPEX), allocating over 31 million Euros to the worse than expected. As a result, an evaluation was expansion and improvement of its production carried out of the goodwill relating to investments facilities, given that the investments planned for in the country that triggered a 13 million Euros 2011 and 2012 are independent from the Talecris adjustment to its value. This resulted in a lower acquisition. Among the above, the start of the profit.

NET FINANCIAL DEBT NEW FINANCING STRUCTURE
BEATS ESTIMATES
SENIOR SECURED DEBT AMOUNT TERM CONDITIONS
Grifols’ net financial debt stand, at the end of the MILLIONS OF DOLLARS first half of 2011, at 2,595.3 million Euros, 4.4 x over
recurring[2] EBITDA, lower than the 5.2 x anticipated TRANCHE A $1,500 5 YEARS 3.75 / 4.00%
at the closing of the transaction. In this respect, the TRANCHE B $1,600 6 YEARS 4.25 / 4.50%
projected increase in short term cash flows to reduce
leverage in a swift manner is confirmed. Grifols REVOLVING CREDIT FACILITY $300 6 YEARS 3.75 / 4.00%
estimates that the net financial debt to EBITDA ratio
will return to levels previous to the purchase once TOTAL $3,400 synergies have been achieved.
SENIOR UNSECURED DEBT
CORPORATE BOND ISSUANCE $1,100 7 YEARS 8.25%
In addition, the geographic redistribution of sales
following the acquisition will allow for an increase
of the group’s exposure to countries with shorter
collection periods, and it is anticipated that this will
contribute to gradually optimizing the short term
financing needs and to improve working capital.
Inventory levels have decrease moderately during
the first half of 2011 as a result of measures
implemented by Grifols. This trend, which started
in the first quarter of 2011, will be reinforced along
the year as a result of the acquisition of Talecris.

GRIFOLS’ NET EQUITY As a result of the new share issue, and in addition DOUBLES to increasing the share capital of the company, the share premium has also increased by 768.5 The acquisition of Talecris has entailed a significant million Euros, reaching 890.3 million Euros. Grifols increase of the group’s equity, as a result of the shareholders approved at the Annual Shareholders issue of new non-voting shares (Class B) of Grifols Meeting the allocation to reserves of 2010 net profit to cover the non-cash consideration portion. As at in its entirety thus increasing Equity funds by 115.5 June 2011, Grifols’ net equity amounts to 1,513.6 million Euros. million Euros that compared to the 707.4 million Euros reported at year end 2010, shows an increase As at 2011, the share capital of the company was exceeding 806 million Euros. 114.91 million Euros, represented by 213,064,899 ordinary shares (Class A) and 83,822,688 non-voting shares (Class B).

ANALYSIS BY BUSINESS Bioscience Division: 82% of revenues1 such as Germany, Chile and Argentina. In global AREAS: terms, Australia and Canada join in as important Sales of the Bioscience divisions, including June generators of hemoderivatives demand from Grifols, FAVORABLE EVOLUTION IN 2011 Talecris’ sales, increased by 37.2% to 521.5 whereas in terms of products, sales of alpha -1 ALL DIVISIONS million Euros. The increase in sales volumes of antitrypsin gain prominence. hemoderivatives has been the main driver of the The recent acquisition will allow Grifols to division’s growth, with a negative impact of prices in significantly expand its fractionation installed The operating results obtained by the group1 some countries. In addition the portfolio of available capacity. Following completion of the transaction, witness to the positive evolution of sales in all hemoderivative products is expanded with new trade the group has 4 facilities available in the US and in divisions, and confirm Grifols’ leadership in the references, which are maintained to meet the specific Spain, allowing for the fractionation of a maximum plasma proteins industry, as the third company needs of patients and healthcare professionals in the of 8.5 million liters of plasma per year in aggregate. by sales volume world wide. The integration plan various markets. Furthermore, Grifols has become the world leader in currently underway will help to obtain the anticipated terms of plasma collection capacity. It currently has synergies, on the basis of cost optimization and By products, the sales of intravenous immunoglobulin 147 plasmapheresis centers in the US, from which it increased efficiency in all stages of the production (IVIG) should be highlighted, boosted by significant can obtain over 6.5 million liters of plasma per year, processes. Grifols consolidates its basis for future increases in the US, Asia-Pacific and Australia among thus maximizing and ensuring self-sufficient supply of growth by maintaining its internationalization, others. Similarly, sales of factor VIII and albumin raw materials necessary to produce plasma-derived product diversification, promoting R+D and planning increased, with relevant growths posted by countries, protein therapies. investments as the strategic management pillars.

GRIFOLS a new era begins

Diagnostic Division: 8.9% of sales[1]

Diagnostic increases its turnover by 4.4% to 56.8 million Euros. Significant are the increases in the blood bank (10.1%); pathogen inactivation (28.4%); and new technologies (20.4%) areas. This division counts with an international footprint as well as multiple potential growth paths. With this objective in mind, Grifols has grouped the areas of Immunohematology and Blood Bank in the so-called Transfusion Medicine area. Highlights of the period are the test implementation of the Wi-Fi version of the Gricode® transfusion safety system at the Legnano hospital (Italy), allowing for data read with the Gricode® reader to be downloaded to the blood bank automatically and in real time.

Hospital Division: 7.8% of turnover[1]

Revenues from the Hospital division have increased by 9.2% until June 2011, reaching 49.2 million Euros. The increase in sales of I.V. therapies (13.4%), medical devices (10.7%) and hospital logistics area (7.8%) in an environment of budgetary contention on the part of hospitals, have been driving factors for the good performance of revenues. In addition, we should highlight the international and the geographical diversification strategy initiated for the division through 3rd party agreements. Among these, a 5 year period agreement with CareFusion, a global leader in medical technology, to distribute the BlisPack® system, throughout several countries of Europe, Middle East, Africa and Asia.
The BlisPack® is a system designed by Grifols to automate blister cutting, and identify drugs for hospital use by electronic means.

MAIN RESULTS OF GRIFOLS IN THE FIRST HALF OF 2011[1]

MILLIONS OF EUROS	1st H 2011	1st H 2010	% Var.
RECURRING EBITDA[2]	162.7	149.6	+8.8
% ON SALES	25.6	30.7	
RECURRING NET PROFIT[2]	76.4	67.9	+12.4
% ON SALES	12.0	13.9	
EBITDA	96.9	147.6	-34.4
% ON SALES	15.2	30.2	
NET PROFIT	19.3	66.4	-71.0
% ON SALES	3.0	13.6	

FIRST HALF REPORT 2011

11

SECOND QUARTER OF 2011 HIGHLIGHTS
Grifols successfully completes the purchase of
Talecris
On 2 June 2011, Grifols concluded the acquisition of 100% of Talecris shares, becoming the third producer of plasma derivatives worldwide by sales volumes. Grifols is, in addition, the leading European company in the industry, with a well-balanced and diversified range of products. After the acquisition, Grifols has direct commercial presence through subsidiaries in 24 countries.
Grifols non-voting shares listed in NASDAQ and in the
Spanish market
From June 2011, Grifols non-voting shares (Class B) are listed in the Spanish market (GRF.P) and in NASDAQ (GRFS) via ADSs (American Depositary Shares). Since 2006, Grifols’ ordinary stock (Class A) is listed in the Spanish stock exchange, and since 2008 it is part of the Ibex-35 index (GRF).
Grifols starts the integration process First step towards the realization of operating synergies: Grifols has obtained FDA approval Grifols has already defined its new operations for the utilization of an intermediate product steering committee for the US operations, through in the production of Gamunex® which the integration process will be fostered.
Grifols has also set up several task forces with a view Subsequent to the closing of the first half of 2011, to assessing and combining the best expertise and Grifols has obtained FDA approval for the utilization implement the best practices. of Los Angeles’ plant Fraction II+III (intermediate product) in the purification of IVIG to obtain Talecris’ final product, Gamunex®. This approval is an important step towards achieving the operating synergies designed by the group, in particular those relating to cost optimization of raw materials, as it will enable to increase the yield per liter of plasma utilized in the medium term.

Opening of Grifols’ new corporate headquarters The US Chamber of Commerce in Spain award in Spain to Mr. Víctor Grifols Roura, Chairman and Chief Executive Officer of Grifols
In June, Grifols opened its new head office in San Cugat del Vallès (Barcelona, Spain), in an act chaired Víctor Grifols has been awarded the Global by Miguel Sebastián, Ministry of Industry, Tourism Business Leader Award 2011 by the US Chamber and Commerce of the Spanish Government. The of Commerce in Spain. The award recognizes the ministry and other authorities visited the facilities achievements of business leaders contributing to a accompanied by Víctor Grifols and other directors responsible economic globalization. and management of the group. The opening of the new headquarters coincides with the group’s 70th anniversary and in the construction of the building; top environmental standards have been applied regarding lighting, HVAC and use of water.

CORPORATE Grifols has approved the new Environmental
RESPONSIBILITY: Programme for the period 2011-2013, focused on the following strategic lines:
Research as a commitment • Consumptions: Foster a reduction of consumption of raw materials such as alcohol
In the first half of 2011 Grifols’ investments in R+D, or acetone, up to an aggregate reduction of raw including the technical area, exceeded 30 million materials procurement by 2,000 T.
Euros, 4,7% of revenues obtained, and doubling • Water cycle: Optimize consumption and reuse the amount allocated to research in the first half of of clean waters for ancillary processes such as
2010. This emphasizes the commitment of the new refrigeration, with a target of reducing overall group with scientific development and society. Grifols water consumption by 20,000 m3/year.
features a significant portfolio of R+D projects and • Waste: Enhance value of waste in production has the necessary resources to ensure the group’s areas and warehouses by over 3,000 T, reaching continuing research activity in the long term. up to 70% of all waste produced.
Furthermore, the new group has announced that • Energy: A Corporate Plan of strategic actions it will foster research in other fields with projection in energy for the period 2010-2012 has been of future, such as regenerative medicine, through developed. The plan includes measures for the
Gri-cel. design and implementation of more efficient
production processes and optimizing energy
Environmental management. use in the new ancillary facilities. Measures undertaken shall entail power savings of 3,600
The “Environmental targets Programme 2008- MWh per year, and natural gas savings of 6,000
2010” was completed in the first half of year MWh/year.
2011, including the relevant follow-up by the • The programme further includes other
Environmental Committees. The overall achievement objectives, such as land pollution prevention rate of the targets was 85%. measures, extending environmental
In addition, emissions generated by the facilities considerations to projects developed for of the Bioscience division in Spain, subject to the third parties and extending environmental
European CO2 Emissions Trading System were management to all production centers of the verified. In 2010, emissions reached 19,764 t, i.e. Company.
14.5% less than in the prior year.

Firm commitments towards Human Resources years and always committed to equal opportunities associations and hospitals, schools and universities, employment for men and women alike (Gender split: among others. This approach stems from drawing In June 2011, with the Talecris acquisition, the 46% men and 54% women) a parallel between business and academy. average aggregate headcount at Grifols raised to 11,174 employees, increasing by 87% with respect From the point of view of training, the Academy However Grifols’ commitment to fostering training to the end of 2010. The detail of the average has been opened in Spain during the quarter. It initiatives consistent with the degree of specialization headcount evolution is as follows: is a meeting point for advanced training on all required by the hemoderivatives industry is not new. processes related to the preparation and production In 2009, the group opened the “Grifols Academy of Over 74% of Grifols’ employees are based in North of plasma-derived medicines. In addition, the Plasmaphaeresis” in Phoenix (Arizona, USA), which America, geographically distributed as follows: “Grifols Academy” shall be a dissemination centre has already been attended by 905 participants and for scientific and business knowledge, fostering at which over 8,628 hours of training have been Grifols is currently a working place of reference a continued exchange among experts and other taught in 2010. worldwide, reaching an average seniority of over 6 external bodies, such as healthcare professional

PROFIT AND LOSS ACCOUNT[1]
IN THOUSANDS OF EUROS 1st H 2011 1st H 2010% Var.
TOTAL REVENUE 635,341 487,809 30.2
COST OF SALES 349,400 249,647 40.0
GROSS PROFIT 285,941 238,162 20.1
% ON SALES 45.0 48.8
R&D 30,165 15,299 97.2
SGA 187,047 96,743 93.3
OPERATING EXPENSES 217,212 112,042 93.9
OPERATING PROFIT 68,729 126,120 -45.5
% ON SALES 10.8 25.9
FINANCIAL RESULT 41,962 36,540 14.8
SHARE OF ASSOCIATES’ RESULTS 807 728 10.9
PROFIT BEFORE TAX 25,960 88,852 -70.8
% ON SALES 4.1 18.2
INCOME TAX EXPENSE 7,347 23,022 -68.1
NET PROFIT 18,613 65,830 -71.7
NON-CONTROLLING INTEREST -656 -578 13.5
GROUP NET PROFIT 19,269 66,408 -71.0
% ON SALES 3.0 13.6
EBITDA 96,884 147,554 -34.3
% ON SALES 15.2 30,2
ADJUSTED EBITDA 162,749 149,573 8.8
% ON SALES 25.6 30.7

CASH FLOW[1]
IN THOUSANDS OF EUROS 1st H 2011 1st H 2010
NET PROFIT 19,269 66,408
DEPRECIATION AND AMORTITZATION 28,156 21,434
NET PROVISIONS 14,455 129
OTHER ADJUSTMENTS 30,818 11,936
CHANGES IN INVENTORIES 752 (11,982)
CHANGES IN TRADE RECEIVABLES (67,041) 25,966
CHANGES IN TRADE PAYABLES (9,715) 7,978
CHANGE IN OPERATING WORKING CAPITAL (76,004) 21,962
NET CASHFLOW FROM OPERATING ACTIVITIES* 16,694 121,869
BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES (1,615,417) (3,727)
CAPEX (PROPERTY.PLANT & EQUIP) (47,838) (45,600)
R&D/OTHER INTANGIBLE ASSETS (5,000) (3,551)
OTHER CASH INFLOW /(OUTFLOW) 68,016 (1,256)
NET CASHFLOW FROM INVESTING ACTIVITIES (1,600,239) (54,134)
FREE CASH FLOW (1,583,546) 67,735
CAPITAL INCREASES (2,264) -
ISSUE (PURCHASE) OF TREASURY STOCK - (1,250)
ISSUE (REPAYMENT) OF DEBT 1,947,789 (8,671)
DIVIDENDS - (53)
OTHER 347 323
NET CASHFLOW FROM FINANCING ACTIVITIES 1,945,872 (9,651)
TOTAL CASH FLOW 362,327 58,084
CASH AND CASH EQUIVALENTS AT THE START OF THE YEAR 239,649 249,372
EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS (18,184) 42,684
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD 583,792 350,140
*Net cash flow from operating activities calculated with adjusted items would total 74.8 million Euros

BALANCE SHEET [1]
IN THOUSANDS OF EUROS 1st H 2011 2010
ASSETS
NON-CURRENT ASSETS 3,234,553 744,900
FIXED ASSETS 639,735 434,131
GOODWILL AND OTHER INTANGIBLE 2,410,170 267,747
OTHER NON-CURRENT ASSETS 184,648 43,022
CURRENT ASSETS 2.109,666 1,144,082
INVENTORIES 997,826 527,865
TRADE AND OTHER RECEIVABLES 495,450 282,994
OTHER CURRENT FINANCIAL ASSETS 19,254 12,946
OTHER CURRENT ASSETS 13,344 80,628
CASH AND CASH EQUIVALENTS 583,792 239,649
TOTAL ASSETS 5,344,219 1,888,982
LIALIBITITIES
EQUITY 1,513,594 707,390
CAPITAL 114,914 106,532
SHARE PREMIUM 890,355 121,802
RESERVES 569,682 403,604
TREASURY STOCK (1,927) (1,927)
EARNIS FOR THE PERIOD 19,269 115,513
NON-CONTROLLING INTEREST 12,941 14,350
OTHER COMPRENHENSIVE INCOME (91,640) (52,484)
NON-CURRENT LIABILITIES 2,867,695 758,466
NON CURRENT FINANCIAL LIABILITIES 2,715,344 675,859
OTHER NON-CURRENT LIABILITIES 152,351 82,607
CURRENT LIABILITIES 962,930 423,126
CURRENT FINANCIAL LIABILITIES 524,710 209,871
OTHER CURRENT LIABILITIES 438,220 213.255
TOTAL LIABILITIES 5,344,219 1,888,982

PROFORMA SUMMARY OF SALES BY REGION[3]
IN THOUSANDS OF EUROS 1st H 2011 % on sales 1st H 2010 % on sales % Var % Var. CC*
EU 308,128 27.1 292,779 27.5 5.2 4.8
US+CANADA 678,365 59.6 622,267 58.5 9.0 10.9
R.O.W. 150,817 13.2 146,628 13.8 2.9 1.5
SUBTOTAL 1,137,310 99.9 1,061,674 99.8 7.1 7.9
RAW MATERIALS 1,658 0.1 1,835 0.2 -9.6 -6.8
TOTAL 1,138,968 100.0 1,063,509 100.0 7.1 7.9
PROFORMA SUMMARY OF SALES BY DIVISION[3]
IN THOUSANDS OF EUROS 1st H 2011% on sales 1st H 2010% on sales % Var. % Var. CC*
BIOSCIENCE 1,025,165 90.0 955,781 89.9 7.3 8.2
HOSPITAL 49,289 4.3 45,146 4.2 9.2 8.8
DIAGNOSTIC 56,831 5.0 54,413 5.1 4.4 3.8
RAW MATERIALS
AND OTHERS 7,683 0.7 8,169 0.8 -5.9 -5.4
TOTAL 1,138,968 100.0 1,063,509 100.0 7.1 7.9
* Constant Currency (CC) excludes de impact of exchange rate movements

PROFORMA[3] PROFIT AND LOSS ACCOUNT[2]
IN THOUSAND OF EUROS 1st H 2011 1st H 2010% Var.
TOTAL REVENUE 1,138,967 1,063,508 7.1
COST OF SALES 602,335 538,177 11.9
GROSS PROFIT 536,632 525,331 2.2
% ON SALES 47.1 49.4
R&D 61,091 45,417 34.5
SGA 217,181 204,456 6.2
OPERATING EXPENSES 278,272 249,873 11.4
OPERATING PROFIT 258,360 275,458 -6.2
% ON SALES 22.7 25.9
FINANCIAL RESULT 41,529 61,145 -32.1
SHARE OF ASSOCIATES’ RESULTS 576 487 18.3
PROFIT BEFORE TAX 216,255 213,826 1.1
% ON SALES 19.0 20.1
INCOME TAX EXPENSE 65,076 67,865 -4.1
NET PROFIT BEFORE MINORITY INTEREST 151,179 145,961 3.6
NON-CONTROLLING INTEREST -656 -578 13.5
GROUP NET PROFIT 151,835 146,539 3.6
% ON SALES 13.3 13,8
ADJUSTED EBITDA 305,567 314,141 -2.7
% ON SALES 26.8 29.5

GRIFOLS’ DAILY ORDINARY SHARE PRICE VS IBEX 35
(BASE 100, FROM JANUARY 1 TO JUNE 30 2011)
1 Includes Talecris’ results for June 2011, first month consolidated 2 Excluding costs associated to the transaction of Talecris and non recurring costs
3 Pro-forma unaudited figures obtained from the consolidated statements of both companies for the 6 months period to 30 June 2011. Provided for guidance purposes only.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.
By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: July 28, 2011